UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 9, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐              No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐              No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 9, 2023 announcing Turkcell’s First Quarter 2023 results and Q1 2023 TFRS Report.

TURKCELL ILETISIM HIZMETLERI

FIRST QUARTER 2023 RESULTS

"ARPU GROWTH OUTPACED INFLATION"

Contents

HIGHLIGHTS
FIRST QUARTER HIGHLIGHTS	4
COMMENTS BY CEO, MURAT ERKAN	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
Kuzey Kıbrıs Turkcell	12

TECHFIN
Paycell	13
Financell	13

TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

Appendix A – Tables	17

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Turkey" which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2023 refer to the same item as at March 31, 2022. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2023, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first and fourth quarters of 2022 and the first quarter of 2023 is based on Turkish Accounting Standards (TAS) / Turkish Financial Reporting Standards (TFRS) figures in TRY terms unless otherwise stated.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

NOTICE

We are publishing financial statements as of March 31, 2023 prepared in accordance with Turkish Accounting Standards/Turkish Financial Reporting Standards (“TAS”/“TFRS”) only. These standards are issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”) and are in full compliance with IAS/IFRS Standards. In an announcement published by the POA on January 20, 2022, it is stated that TAS 29 “Financial Reporting in Hyperinflationary Economies” does not apply to TFRS financial statements as of December 31, 2021. Since then and as of the preparation date of our latest consolidated financial statements, no new statement has been made by the POA about TAS 29 application. Consequently, no TAS 29 adjustment was made to our consolidated financial statements.

Financial statements prepared in accordance with IFRS should apply IAS 29 “Financial Reporting in Hyperinflationary Economies” as of March 31, 2023. In this context, financial statements prepared in accordance with IFRS and TFRS would have significant differences and would not be comparable as of March 31, 2023. We intend to publish IFRS financial statements, compliant with IAS 29 to the extent that it remains applicable, with our Annual Report on Form 20-F that will be filed to the U.S. Securities and Exchange Commission.

Although we have not prepared a detailed comparison of differences between IFRS (unadjusted according to IAS 29) and TFRS, we have noted in our past financial statements that the most significant differences have appeared in the lines Other Operating Income/Expense, Finance Income/Expense, and Investment Activity Income/Expense. In the past, revenue, net income and EBITDA have generally not differed. While no assurance can be given that this will be the case for Q1 2023, we are not at present aware of changes that would cause other significant differences, other than those resulting from the application of IAS 29.

3

FINANCIAL HIGHLIGHTS

TRY million	Q122	Q422	Q123	y/y%	q/q%
Revenue	10,695	16,044	17,276	61.5%	7.7%
EBITDA[1]	4,302	6,671	6,759	57.1%	1.3%
EBITDA Margin (%)	40.2%	41.6%	39.1%	(1.1pp)	(2.5pp)
EBIT[2]	2,217	4,156	4,073	83.7%	(2.0%)
EBIT Margin (%)	20.7%	25.9%	23.6%	2.9pp	(2.3pp)
Net Income	803	5,996	2,817	250.8%	(53.0%)

FIRST QUARTER HIGHLIGHTS

•	Strong financial performance:

o	Group revenues up 61.5% mainly on increased ARPU growth, expanded postpaid subscriber base, the contribution of international operations, techfin business and digital business services. Excluding earthquakes’ impact, revenue growth would have been around 65%* year-on-year

o	EBITDA up 57.1% leading to an EBITDA margin of 39.1%; EBIT up 83.7% resulting in an EBIT margin of 23.6%

o	Net income up 250.8% to TRY2.8 billion

o	Net leverage[3] level at 0.9x; net short FX position of US$31 million

•	Robust operational results:

o	Turkcell Turkey subscriber base increased by 48 thousand quarterly net additions
o	342 thousand quarterly mobile postpaid net additions; postpaid subscriber base share at 69.1%
o	38 thousand fiber net additions
o	160 thousand new fiber homepasses
o	Mobile ARPU[4] exceeded the average of inflation rate and rose by 67.9% year-on-year in Q123 mainly on the back of gradual price adjustments over the last year, upsell to higher tariffs and larger postpaid subscriber base
o	Residential fiber ARPU growth of 31.4% year-on-year
o	Average monthly data usage of 4.5G users at 17.4 GB in Q123; smartphone penetration at 88%

•	2023 guidance[5] maintained; revenue growth target of between 55-57%, EBITDA target of around TRY34 billion, and operational capex over sales ratio[6] target of around 22%

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(4) Excluding M2M

(5) Please note that this section contains forward-looking statements based on our initial impact assessment of the earthquake. Factors such as changes in the state of emergency measures and potential aftershocks, as well as the risk factors disclosed in our Annual Report on Form 20-F for 2022 filed with U.S. Securities and Exchange Commission, could cause actual impacts to differ materially from our expectations.

(5) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(6) Excluding license fee

*Excluding the impact of cancellation of certain fees such as activation, cancellation and late payment fees

For further details, please refer to our consolidated financial statements and notes as at March 31, 2023 via our website in the investor relations section (www.turkcell.com.tr).

4

COMMENTS BY CEO, MURAT ERKAN

The wounds of the earthquake have begun to heal

The wounds of the February earthquake epicentered in Kahramanmaraş, one of the worst disasters in our history, have been swiftly addressed. While all resources are being mobilized for the reconstruction and recovery of the affected region, as Turkiye’s Turkcell we, too, are supporting the region with various employment and education-focused projects. As part of the “Turkcell Employment Mobilization” project we will, in the first stage, provide employment to 1,100 citizens and their families affected by the earthquake across 11 provinces. In addition, with our Call and Vocational Training Center to be established in Hatay, we aim to support earthquake victims not only with training, but also by providing areas for socialization. Meanwhile, with the technical and personal development programs of Turkcell Academy, we aim to provide the region with a qualified workforce of 5,000 people. As Turkcell, we will continue our efforts at full speed to improve the conditions of those affected by the earthquake and alleviate their suffering.

Mobile ARPU growth outpaced inflation

In the first quarter, despite the new subscriber demand in the earthquake-affected region and regulatory tourist line closures, we saw a net total add of 48 thousand subscribers. On the mobile side, we achieved a net add of 342 thousand postpaid subscribers in line with our focus on this segment. On the other hand, we lost 367 thousand prepaid subscribers due to regulatory closures we made this quarter among such subscribers acquired in high numbers from tourists and visitors in 2022. The mobile churn rate slightly increased on an annual basis to 1.7%.

Regarding market competition dynamics, it is fair to state that the first quarter of the year was more balanced compared to the same period of last year due to the earthquake impact. We saw the year-end aggressiveness continue in the early months of the year. Yet as the MNP market volume decreased during the earthquake period and aggressive campaigns subsided in march, the market became more rational.

We continued our infrastructure investments to provide our citizens with the internet speeds they deserve, and aware that the digitalization of our country depends on the fiber internet infrastructure. Within the framework of our goal of reaching 300 thousand new homepasses in 2023, we extended our end-to-end fiber service to 160 thousand new homepasses this quarter reaching a total of 5.5 million households. As a result of our strategic investments, we gained a net 38 thousand fiber customers in the first quarter of the year. The strong demand for our high-speed packages continued in this quarter. On the fiber side, the share among new customers of packages with speeds of over 100 Mbps increased by 22 percentage points compared to the same period of last year to 44%. Again, in this period, our customers also appreciated the no-commitment packages we offered for the first time in the fiber segment. On the other hand, due to the earthquake effect, fixed churn rate rose slightly on an annual basis. The fixed and fiber residential churn rates were 1.5% and 1.2%, respectively. Despite the earthquake impact, the subscribers of IPTV, which we especially offer to our fiber customers, increased by 28 thousand this quarter.

In line with our inflationary pricing policy, the sequential price adjustments since the end of 2021 and the slowdown in inflation led mobile ARPU growth to outpace inflation, as expected. Mobile ARPU1, which continued its upward momentum, increased by 67.9% in the first quarter of the year, while the average inflation rate during the period was 54.3%. On the fixed side, the revenue reflection of price adjustments is more extended when compared to mobile due to a longer contract period. In addition, with the actions we have taken for customers in the earthquake region, Residential Fiber ARPU grew 31.4% on a year-on-year basis.

5

In the first quarter of 2023, our consolidated revenues increased by 61.5% year-on-year to TRY17.3 billion, while EBITDA2 rose by 57.1% to TRY6.8 billion compared to the same period of last year. Our net profit rose by 250.8% to TRY2.8 billion, thanks to our strong operational performance, lower FX losses and an effective cash management.

Strong performance from our focus areas continued

The stand-alone paid users of our digital services and solutions, which is among our strategic focus areas, rose 24% year-on-year to 5.2 million, while their stand-alone revenues rose 65,2%. TV+, which enriches its offering with domestic and foreign content, continues to strengthen its market position in the through consistent improvement in service quality. In this regard, TV+'s net promoter score (NPS) has steadily increased over the past four quarters, and as of this quarter TV+ leads the market. TV+ has been steadily raising its share in the paid TV market since the second quarter of 2014, and according to the fourth quarter ICTA report, it has increased its market share to 16.5%. Despite the earthquake impact, IPTV subscribers have reached 1.3 million on a 16% year-on-year increase, while OTT TV subscribers maintained a similar yearly increase sustaining 1.0 million subscribers.

The revenues of digital business services that offer solutions for companies' digital transformation increased by 103.9% year-on-year, exceeding TRY1.6 billion in the first quarter of 2023. The revenue of our data center and cloud business services, which increase their share in digital business services revenue each quarter, more than doubled in revenue year-on-year. In this quarter, we signed 1,163 new projects with a total contract size of 1.8 billion TRY, of which TRY1.2 billion comprised system integration and managed services projects. Through this project portfolio, we have a backlog of TRY2.5 billion in contract value to be collected after the second quarter of 2023.

Our third focus area, techfin, where we provide services under the Financell and Paycell brands, continued to support group growth. Financell3’s revenue reached TRY317 million, up 64.6% year on year. This performance was driven by a credit portfolio reaching TRY3.9 billion and an increase in average interest rates. Paycell, Turkiye's digital payment platform, saw its revenues rise 79.4% year-on-year to TRY294 million. “Pay Later”, which accounts for 71% of Paycell revenue, doubled its transaction volume compared to the same period of last year, thanks to a rising number of users, being preferred in digital content such as transactions in Apple and Android markets.

The first deliveries of domestically produced smart device Togg T10X, for which pre-sales demand was exceed nine-fold of the production, began to be made in April. The T10X has the distinction of being the first vehicle in the world to be sold through an electronic wallet. During the presale period of T10X, which is the first vehicle to be sold via an electronic wallet, a volume of around TRY11 billion has been executed via Trumore wallet for which Paycell provided its infrastructure. Our Paycell virtual POS product, designed for corporate consumers, and enjoying high demand, will also mediate payments at "Trugo" charging stations.

I take this opportunity to thank our Board of Directors and all our team members for their support in making a strong start to the year, despite the challenges we faced and grief we suffered together this quarter. I also express our gratitude to our customers and business partners who remain with us on our journey towards success.

(1) Excluding M2M

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(3) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under the Financell, has been classified from Financell to "Other" in the Techfin segment as of the first quarter of 2023. Within this scope, all past data have been revised for comparability purposes.

6

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q122	Q422	Q123	y/y%	q/q%
Revenue	10,695.0	16,043.9	17,275.9	61.5%	7.7%
Cost of revenue[1]	(5,493.5)	(7,935.3)	(8,840.5)	60.9%	11.4%
Cost of revenue1/Revenue	(51.4%)	(49.5%)	(51.2%)	0.2pp	(1.7pp)
Gross Margin[1]	48.6%	50.5%	48.8%	0.2pp	(1.7pp)
Administrative expenses	(303.7)	(473.4)	(560.5)	84.6%	18.4%
Administrative expenses/Revenue	(2.8%)	(3.0%)	(3.2%)	(0.4pp)	(0.2pp)
Selling and marketing expenses	(540.7)	(899.8)	(911.8)	68.6%	1.3%
Selling and marketing expenses/Revenue	(5.1%)	(5.6%)	(5.3%)	(0.2pp)	0.3pp
Net impairment losses on financial and contract assets	(55.1)	(63.9)	(203.9)	270.0%	219.1%
EBITDA[2]	4,302.0	6,671.5	6,759.2	57.1%	1.3%
EBITDA Margin	40.2%	41.6%	39.1%	(1.1pp)	(2.5pp)
Depreciation and amortization	(2,084.5)	(2,515.7)	(2,685.8)	28.8%	6.8%
EBIT[3]	2,217.5	4,155.8	4,073.4	83.7%	(2.0%)
EBIT Margin	20.7%	25.9%	23.6%	2.9pp	(2.3pp)
Net finance income / (expense)	(3,038.4)	(3,424.2)	(2,104.2)	(30.7%)	(38.5%)
Finance income	72.3	(642.4)	4.6	(93.6%)	n.m
Finance expense	(3,110.7)	(2,781.8)	(2,108.8)	(32.2%)	(24.2%)
Other operating income / (expense)	1,494.1	1,028.9	1,070.6	(28.3%)	4.1%
Investment activity income / (expense)	299.2	157.6	510.1	70.5%	223.7%
Non-controlling interests	(0.0)	0.9	0.2	n.m	n.m
Share of profit of equity accounted investees	(23.4)	(10.0)	6.4	n.m	n.m
Income tax expense	(146.0)	4,087.3	(739.8)	406.7%	(118.1%)
Net Income	802.9	5,996.3	2,816.6	250.8%	(53.0%)

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose 61.5% year-on-year in Q123. Turkcell Turkey played a significant role in this performance given its robust ARPU growth, which was positively impacted by price adjustments during 2022 aimed at reflecting inflationary effects, along with successful upsell efforts. Additionally, revenue growth was supported by our international operations and techfin business.

Turkcell Turkey revenues, comprising 78% of Group revenues, rose 69.7% year-on-year in Q123 to TRY13,491 million (TRY7,950 million).

-	Consumer segment revenues rose 67.6% year-on-year on the back of an expanded postpaid subscriber base and price adjustments to offset the impact of inflation.

-	Corporate segment revenues grew 85.1% year-on-year driven by the performance of digital business services, which grew 103.9% year-on-year.

-	Standalone digital services revenues registered as part of the consumer and corporate segments rose 65.2% year-on-year in Q123. The primary drivers of this growth were the increased number of stand-alone paid users and adjustments to the prices of services.

7

-	Wholesale revenues increased by 53.3% year-on-year to TRY894 million (TRY583 million), driven mainly by the positive impact of currency movements, as well as the traffic increase and capacity upgrades of customers.

Turkcell International revenues, comprising 11% of Group revenues, rose 31.0% year-on-year to TRY1,869 million (TRY1,427 million) due mainly to lifecell’s performance.

Techfin segment revenues, comprising 4% of Group revenues, rose 71.7% year-on-year to TRY606 million (TRY353 million). This was driven by a 79.4% rise in Paycell revenues and 64.6% growth in Financell revenues. Please refer to the Techfin section for details.

Other subsidiaries' revenues, at 8% of Group revenues, including mainly consumer electronics sales revenues, digital channels, non-group call center and energy business revenues, were up 35.7% year-on-year to TRY1,310 million (TRY966 million).

Cost of revenue (excluding depreciation and amortization) decreased to 51.2% (51.4%) as a percentage of revenues in Q123. This was driven mainly by the decline in interconnection cost (2.2pp), despite the increase in employee expenses (1.6pp) and other cost items (0.4pp) as a percentage of revenues.

Administrative expenses increased to 3.2% (2.8%) as a percentage of revenues in Q123.

Selling and marketing expenses rose to 5.3% (5.1%) as a percentage of revenues in Q123. This was driven mainly by the increase in employee expenses (0.7pp) and energy expenses (0.1pp), despite the decline in selling expenses (0.4pp) and marketing expenses (0.2pp) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 1.2% (0.5%) as a percentage of revenues in Q123.

EBITDA1 rose by 57.1% year-on-year in Q123 leading to an EBITDA margin of 39.1% (40.2%).

-	Turkcell Turkey’s EBITDA grew by 64.1% to TRY5,391 million (TRY3,286 million) leading to an EBITDA margin of 40.0% (41.3%).

-	Turkcell International EBITDA increased 41.1% to TRY1,007 million (TRY714 million) driving an EBITDA margin of 53.9% (50.1%) on 3.8pp improvement.

-	Techfin segment EBITDA rose 36.3% to TRY248 million (TRY182 million) with an EBITDA margin of 40.9% (51.5%).

-	The EBITDA of other subsidiaries decreased by 6.0% to TRY113 million (TRY121 million).

Depreciation and amortization expenses increased 28.8% year-on-year in Q123.

Net finance expense decreased to TRY2,104 million (TRY3,038 million) in Q123. This was driven mainly by lower FX losses from borrowings and issued bonds.

See Appendix A for details of net foreign exchange gain and loss.

Net other operating income decreased to TRY1,071 million (TRY1,494 million) in Q123.

See Appendix A for details of net foreign exchange gain and loss.

Net investment activity income was TRY510 million in Q123 compared to TRY299 million in Q122.

Income tax expense increased to TRY740 million (TRY146 million) due mainly to a higher deferred tax expense incurred in Q123.

Net income of the Group increased by 250.8% to TRY2,817 million (TRY803 million) in Q123. This was driven mainly by robust topline growth on the back of strong operational performance, lower fx losses from borrowings and issued bonds in addition to positive impact from currency-protected time deposits.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income

8

Total cash & debt: Consolidated cash as of March 31, 2023 increased to TRY27,317 million from TRY25,961 million as of December 31, 2022. This was driven mainly by the positive impact of currency movements. Excluding FX swap transactions, 57% of our cash is in US$, 15% in EUR, and 26% in TRY.

Consolidated debt as of March 31, 2023 increased to TRY58,486 million from TRY53,854 million as of December 31, 2022 mainly due to the impact of currency movements and new borrowings. Please note that TRY3,391 million of our consolidated debt is comprised of lease obligations. Please note that 44% of our consolidated debt is in US$, 26% in EUR, 2% in CNY, 5% in UAH, and 22% in TRY.

Net debt1 as of March 31, 2023 was at TRY23,166 million with a net debt to EBITDA ratio of 0.9 times. Excluding finance company consumer loans, our telco only net debt was at TRY19,284 million with a leverage of 0.8 times.

Turkcell Group had a short FX position of US$31 million as at the end of the first quarter. (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of US$31 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY5,439 million in Q123.

For Q123, operational capital expenditures (excluding license fees) at the Group level were at 19.9% of total revenues.

Capital expenditures (million TRY)	Q122	Q422	Q123
Operational Capex	1,845.3	4,454.3	3,442.7
License and Related Costs	-	317.5	14.4
Non-operational Capex (Including IFRS15 & IFRS16)	1,073.1	1,662.5	1,981.4
Total Capex	2,918.3	6,434.3	5,438.5

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

9

Operational Review of Turkcell Turkey

Summary of Operational Data	Q122	Q422	Q123	y/y%	q/q%
Number of subscribers (million)	40.0	41.7	41.7	4.3%	-
Mobile Postpaid (million)	24.1	25.6	25.9	7.5%	1.2%
Mobile M2M (million)	3.5	4.0	4.1	17.1%	2.5%
Mobile Prepaid (million)	12.0	12.0	11.6	(3.3%)	(3.3%)
Fiber (thousand)	1,941.0	2,121.8	2,159.7	11.3%	1.8%
ADSL (thousand)	755.7	751.4	759.0	0.4%	1.0%
Superbox (thousand)[1]	612.4	670.7	676.5	10.5%	0.9%
Cable (thousand)	51.1	43.9	42.4	(17.0%)	(3.4%)
IPTV (thousand)	1,126.4	1,281.7	1,309.3	16.2%	2.2%
Churn (%)[2]
Mobile Churn (%)	1.6%	2.7%	1.7%	0.1pp	(1.0pp)
Fixed Churn (%)	1.4%	1.3%	1.5%	0.1pp	0.2pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	54.6	83.8	90.3	65.4%	7.8%
Mobile ARPU, blended (excluding M2M)	59.8	92.6	100.4	67.9%	8.4%
Postpaid	67.0	101.6	107.4	60.3%	5.7%
Postpaid (excluding M2M)	77.3	118.7	126.2	63.3%	6.3%
Prepaid	29.8	47.9	53.0	77.9%	10.6%
Fixed Residential ARPU, blended	88.9	110.5	117.1	31.7%	6.0%
Residential Fiber ARPU	89.9	110.6	118.1	31.4%	6.8%
Average mobile data usage per user (GB/user)	13.4	15.7	16.2	20.9%	3.2%

(1) Superbox subscribers are included in mobile subscribers.

(2) Churn figures represent average monthly churn figures for the respective quarters.

Despite the negative impact of the earthquake, Turkcell Turkey subscriber base grew by 48 thousand net additions in Q123 to 41.7 million. On the mobile front, our subscriber base was at 37.5 million with 24 thousand net loss in the first quarter of 2023. Accordingly, postpaid subscribers reached 69.1% (66.7%) of the mobile subscriber base. During the quarter, our prepaid customers decreased by 367 thousand. This was due to the disconnection of 509 thousand prepaid customers in Q123 in accordance with the ICTA regulation because of significant tourist arrivals in Q322.

On the fixed front, our fiber subscriber base increased by 38 thousand net additions in Q123 supported by sustained demand for high-speed and quality broadband connections. Total fixed subscribers reached 3.0 million on 44 thousand quarterly net additions. Meanwhile, IPTV customers reached 1.3 million on 28 thousand quarterly net additions in Q123.

The average monthly mobile churn rate was at 1.7% in Q123. Meanwhile, the average monthly fixed churn rate was at 1.5% in Q123. Our customer-oriented approach and advanced analytic capabilities led to improved customer retention performance in both the mobile and fixed segments. This played a crucial role in maintaining a healthy level of churn.

Despite the negative impact of the earthquake, our mobile ARPU (excluding M2M) exceeded the average of inflation rate and rose by 67.9% year-on-year in Q123 driven mainly by price adjustments, upsell to higher tariffs and a larger postpaid subscriber base.

Our residential fiber ARPU growth was 31.4% year-on-year in Q123 due mainly to upselling our customers to higher tariffs. The earthquake had a negative impact on the gradual growth of our residential fiber ARPU.

10

Average monthly mobile data usage per user grew by 20.9% in Q123 to 16.2 GB with the increasing number and data consumption of 4.5G users. Accordingly, the average mobile data usage of 4.5G users reached 17.4 GB in Q123.

Total smartphone penetration on our network reached 88% in Q123 on a 1.5pp year-on-year improvement. 93% of those smartphones were 4.5G compatible.

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Q122	Q422	Q123	y/y%	q/q%
Revenue (million UAH)	2,306.8	2,606.8	2,687.4	16.5%	3.1%
EBITDA (million UAH)	1,292.4	1,505.6	1,605.0	24.2%	6.6%
EBITDA margin (%)	56.0%	57.8%	59.7%	3.7pp	1.9pp
Net income (million UAH)	209.4	408.8	515.6	146.2%	26.1%
Capex (million UAH)	711.6	997.4	638.0	(10.3%)	(36.0%)
Revenue (million TRY)	1,112.6	1,326.1	1,386.2	24.6%	4.5%
EBITDA (million TRY)	623.6	765.8	827.9	32.8%	8.1%
EBITDA margin (%)	56.0%	57.7%	59.7%	3.7pp	2.0pp
Net income (million TRY)	101.0	207.8	266.2	163.6%	28.1%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 16.5% year-on-year in Q123 in local currency terms. The growth in revenue is primarily driven by the increase in ARPU, which has been supported by the price adjustments. lifecell’s EBITDA grew 24.2% year-on-year leading to an EBITDA margin of 59.7% improving 3.7pp year-on-year on the back of lower international interconnection expenses. In Q123, lifecell's positive net income was driven by strong topline performance.

lifecell revenues in TRY terms increased 24.6% year-on-year in Q123 with strong operational performance. lifecell’s EBITDA in TRY terms grew by 32.8%, leading to an EBITDA margin of 59.7%.

lifecell Operational Data	Q122	Q422	Q123	y/y%	q/q%
Number of subscribers (million)[2]	10.2	10.2	10.8	5.9%	5.9%
Active (3 months)[3]	8.9	8.5	8.6	(3.4%)	1.2%
MOU (minutes) (12 months)	170.0	148.0	133.5	(21.5%)	(9.8%)
ARPU (Average Monthly Revenue per User), blended (UAH)	75.6	86.0	85.1	12.6%	(1.0%)
Active (3 months) (UAH)	84.3	104.5	104.6	24.1%	0.1%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

The three-month active subscriber base of lifecell increased to 8.6 million in Q123 compared to previous quarter. Meanwhile, lifecell’s 3-month active ARPU growth was 24.1% year-on-year on the back of price adjustments. As of Q123, lifecell maintained its leadership in the Ukrainian market with 84.6% smartphone penetration.

lifecell remained focused on employee safety and providing services to Ukrainian customers, with a largely operational network. On average, around 15% of nearly 9 thousand sites are temporarily down as of March 31, 2023 on a daily basis. The conditions of sites in occupied territories are unclear. On average, approximately 92% of our stores nationwide were open daily as of the end of March. Moreover, country’s ICT systems, including payment and CRM, are functioning normally, and the country's banking system is operating without any issues. Additionally, with its improved cash generation, the company’s net debt decreased 54% year-on-year, and lifecell's current cash position is sufficient to maintain its operations.

11

BeST[1]	Q122	Q422	Q123	y/y%	q/q%
Number of subscribers (million)	1.5	1.5	1.5	-	-
Active (3 months)	1.1	1.1	1.1	-	-
Revenue (million BYN)	34.3	38.8	39.3	14.6%	1.3%
EBITDA (million BYN)	10.7	12.4	18.2	70.1%	46.8%
EBITDA margin (%)	31.1%	32.0%	46.3%	15.2pp	14.3pp
Net loss (million BYN)	(8.5)	(103.1)	(9.2)	8.2%	(91.1%)
Capex (million BYN)	21.5	25.3	18.8	(12.6%)	(25.7%)
Revenue (million TRY)	175.8	288.1	269.4	53.2%	(6.5%)
EBITDA (million TRY)	54.6	92.1	124.7	128.4%	35.4%
EBITDA margin (%)	31.1%	32.0%	46.3%	15.2pp	14.3pp
Net loss (million TRY)	(43.7)	(745.4)	(62.8)	43.7%	(91.6%)

(1) BeST, in which we hold a 100% stake, has operated in Belarus since July 2008.

BeST revenues increased 14.6% year-on-year in local currency terms in Q123 supported by ARPU growth and upsell to higher tariffs. Due to the positive impact of the asymmetric mobile termination rates (MTRs), which came into effect on December 31, 2022, the EBITDA margin improved 15.2pp compared to Q122. BeST’s revenues in TRY terms increased 53.2% year-on-year in Q123 with an EBITDA margin of 46.3%.

BeST provides LTE services to its customers in all six regions through reaching 4.1 thousand sites, and has increased the penetration of 4G services. Accordingly, 4G users comprised 79% of the 3-month active subscriber base as of Q123. Meanwhile, the average monthly data consumption of 4G subscribers rose 10% year-on-year to 18.4 GB.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Q122	Q422	Q123	y/y%	q/q%
Number of subscribers (million)	0.6	0.6	0.6	-	-
Revenue	96.9	147.8	162.8	68.0%	10.1%
EBITDA	38.3	65.2	53.0	38.4%	(18.7%)
EBITDA margin (%)	39.5%	44.1%	32.5%	(7.0pp)	(11.6pp)
Net income	21.8	106.8	21.6	(0.9%)	(79.8%)
Capex	34.9	361.2	92.2	164.2%	(74.5%)

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues rose by 68.0% year-on-year in Q123 due mainly to the increase in mobile and roaming revenues, as well as fixed broadband and handset sales revenues. Kuzey Kıbrıs Turkcell recorded a 38.4% increase in EBITDA with a resulting EBITDA margin of 32.5% in Q123.

12

TECHFIN

Paycell Financial Data (million TRY)	Q122	Q422	Q123	y/y%	q/q%
Revenue	164.0	270.2	294.2	79.4%	8.9%
EBITDA	72.9	116.7	123.2	69.0%	5.6%
EBITDA Margin (%)	44.5%	43.2%	41.9%	(2.6pp)	(1.3pp)
Net Income	49.1	83.3	78.8	60.5%	(5.4%)

In Q123, Paycell registered a 79.4% year-on-year increase in revenue due to the sustained demand for digital payment services. This demand was addressed through our diversified product portfolio, which includes mobile payment services, POS solutions, and Paycell card, particularly the Pay Later solution. Paycell's EBITDA increased by 69.0% year-on-year, resulting in an EBITDA margin of 41.9% in the first quarter of 2023.

On the operational front, the quarterly transaction volume (non-group) of Pay Later service doubled year-on-year to TRY1.4 billion, which was utilized by 3-month active Pay Later users of 5.2 million in Q123. Meanwhile, the Paycell Card transaction volume almost doubled year-on-year to TRY2.8 billion in Q123. Additionally, in Q123 the transaction volume of POS solutions almost quintupled year-on-year to TRY10.1 billion supported by the Togg project (presale payments collected through Paycell wallet), Turkey’s first domestic car designed as an electric vehicle, which marks an important and powerful initiative in the mobility sector. Paycell also maintained its position as a marketplace for the trading of gold, silver, and platinum in Q123. Overall, Paycell's total transaction volume across all services almost tripled to TRY18.2 billion year-on-year, driven mainly by a 12% year-on-year rise in Paycell’s total 3-month active users to 7.7 million, and their increased usage.

Financell[1] Financial Data (million TRY)	Q122	Q422	Q123	y/y%	q/q%
Revenue	192.8	307.4	317.4	64.6%	3.2%
EBITDA	110.9	162.3	133.5	20.4%	(17.7%)
EBITDA Margin (%)	57.5%	52.8%	42.1%	(15.4pp)	(10.7pp)
Net Income	67.1	98.4	108.9	62.3%	10.7%

Financell’s revenue grew by 64.6% year-on-year in Q123. The main factors contributing to this growth were the expansion of the loan portfolio and a higher average interest rate on the portfolio as compared to the same period of last year. Meanwhile, Financell reported EBITDA growth of 20.4% year-on-year, resulting in an EBITDA margin of 42.1% in Q123. The decrease in EBITDA margin was due to higher funding costs compared to the Q122. Financell's net income increased 62.3% year-on-year.

Financell’s loan portfolio increased to TRY3.9 billion at the end of Q123. Despite the continued installment limitation on consumer loans for telecom devices, the loan portfolio was supported by higher lending to corporate customers and greater mobility. Accordingly, Financell has extended loans to over 24 thousand corporate customers. Financell's higher loan portfolio, lower receivable sales, and the negative effects of earthquake were the main drivers behind the increase in its cost of risk from 1.0% in Q422 to 2.7% in Q123.

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under the Financell, has been classified from Financell to "Other" in the Techfin segment as of the first quarter of 2023. Within this scope, all past data have been revised for comparability purposes.

13

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 54.6 million as of March 31, 2023. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell, BeST, and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q122	Q422	Q123	y/y%	q/q%
Turkcell Turkey subscribers (million)[1]	40.0	41.7	41.7	4.3%	-
lifecell (Ukraine)	10.2	10.2	10.8	5.9%	5.9%
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Turkcell Group Subscribers (million)	52.3	54.0	54.6	4.4%	1.1%

(1) Subscribers to more than one service are counted separately for each service.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q122	Q422	Q123	y/y%	q/q%
GDP Growth (Turkey)	7.6%	3.5%	n.a	n.a	n.a
Consumer Price Index (Turkey) (yoy)	61.1%	64.3%	50.5%	(10.6pp)	(13.8pp)
US$ / TRY rate
Closing Rate	14.6458	18.6983	19.1460	30.7%	2.4%
Average Rate	13.8778	18.6010	18.8577	35.9%	1.4%
EUR / TRY rate
Closing Rate	16.3086	19.9349	20.8021	27.6%	4.4%
Average Rate	15.5203	18.9748	20.2424	30.4%	6.7%
US$ / UAH rate
Closing Rate	29.2549	36.5686	36.5686	25.0%	-
Average Rate	28.7685	36.5686	36.5686	27.1%	-
US$ / BYN rate
Closing Rate	2.9732	2.7364	2.8571	(3.9%)	4.4%
Average Rate	2.7118	2.5055	2.7505	1.4%	9.8%

14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under TFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with TFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with TFRS.

Turkcell Group (million TRY)	Q122	Q422	Q123	y/y%	q/q%
Adjusted EBITDA	4,302.0	6,671.5	6,759.2	57.1%	1.3%
Depreciation and amortization	(2,084.5)	(2,515.7)	(2,685.8)	28.8%	6.8%
EBIT	2,217.5	4,155.8	4,073.4	83.7%	(2.0%)
Finance income	72.3	(642.4)	4.6	(93.6%)	n.m
Finance expense	(3,110.7)	(2,781.8)	(2,108.8)	(32.2%)	(24.2%)
Other operating income / (expense)	1,494.1	1,028.9	1,070.6	(28.3%)	4.1%
Investment activity income / (expense)	299.2	157.6	510.1	70.5%	223.7%
Share of profit of equity accounted investees	(23.4)	(10.0)	6.4	n.m	n.m
Consolidated profit before income tax & minority interest	948.9	1,908.0	3,556.2	274.8%	86.4%
Income tax expense	(146.0)	4,087.3	(739.8)	406.7%	(118.1%)
Consolidated profit before minority interest	802.9	5,995.3	2,816.4	250.8%	(53.0%)

15

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2023. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe", "continue" and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2022 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY17.3 billion revenue in Q123 with total assets of TRY109.8 billion as of March 31, 2023. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Q122	Q422	Q123	y/y%	q/q%
Net FX loss before hedging	(1,077.5)	(383.0)	(432.4)	(59.9%)	12.9%
Swap interest income / (expense)	(70.8)	29.0	52.1	n.m	79.7%
Fair value gain on derivative financial instruments	58.8	(945.3)	(108.2)	(284.0%)	(88.6%)
Net FX gain / (loss) after hedging	(1,089.5)	(1,299.3)	(488.5)	(55.2%)	(62.4%)

Table: Income tax expense details

Million TRY	Q122	Q422	Q123	y/y%	q/q%
Current tax expense	(157.3)	192.8	(305.5)	94.2%	(258.5%)
Deferred tax income / (expense)	11.3	3,894.6	(434.3)	n.m	(111.2%)
Income Tax expense	(146.0)	4,087.4	(739.8)	406.7%	(118.1%)

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH INTERIM PERIOD ENDED

31 MARCH 2023

(Translated into English from the report

originally issued in Turkish)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH INTERIM PERIOD ENDED 31 MARCH 2023

CONTENT	PAGE

1	ORGANIZATION AND OPERATIONS OF THE COMPANY	8
2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS	10
3	SEGMENTAL REPORTING	13
4	RELATED PARTY DISCLOSURES	15
5	PROPERTY, PLANT AND EQUIPMENT	19
6	INTANGIBLE ASSETS	20
7	RIGHT-OF-USE ASSETS	21
8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES	22
9	COMMITMENTS	28
10	FINANCIAL INCOME AND EXPENSES	29
11	OTHER OPERATING INCOME AND EXPENSES	29
12	INVESTMENT INCOME AND EXPENSES	30
13	INVESTMENTS VALUED BY EQUITY METHOD	31
14	INCOME TAXES	31
15	REVENUE	32
16	DERIVATIVE INSTRUMENTS	34
17	BORROWINGS	38
18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS	41
19	FINANCIAL INVESTMENTS	44
20	CASH AND CASH EQUIVALENTS	46
21	EXPLANATIONS ON SEASONALITY	46
22	SUBSEQUENT EVENTS	46

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited	Audited
ASSETS	Notes	31 March 2023	31 December 2022
Current Assets
Cash and cash equivalents	20	27,316,644	25,960,674
Balances with the Central Bank of the Republic Türkiye		306,999	162,593
Financial investments	19	5,102,127	4,783,562
-Time deposits		482,066	748,665
-Fair value through profit or loss financial assets		4,620,061	4,034,897
Trade receivables		9,332,691	6,741,511
-Trade receivables from related parties		106,815	76,449
-Trade receivables from non-related parties		9,225,876	6,665,062
Receivables from finance sector operations		3,782,308	3,276,788
-Related party receivables from finance sector operations		40	—
-Non-related party receivables from finance sector operations		3,782,268	3,276,788
Other receivables		632,801	145,589
-Other receivables from non-related parties		632,801	145,589
Assets arising from customer contracts		1,906,287	1,888,942
-Assets arising from goods and service sales contracts		1,906,287	1,888,942
Derivative instruments	16	2,138,646	2,032,416
Inventories		414,340	277,670
Prepaid expenses		1,108,650	478,781
-Prepaid expenses to related parties		144,494	10,475
-Prepaid expenses to non-related parties		964,156	468,306
Assets related to current tax		21,468	446,892
Other current assets		737,855	611,232
-Other current assets from related parties		201	—
-Other current assets from non-related parties		737,654	611,232
TOTAL CURRENT ASSETS		52,800,816	46,806,650
Non-Current Assets
Financial investments	19	2,595,123	2,109,457
-Fair value through profit or loss financial assets		274,707	258,627
-Fair value through other comprehensive income financial assets		2,320,416	1,850,830
Investments valued by equity method	13	1,129,361	1,122,943
Trade receivables		325,349	298,759
-Trade receivables from non-related parties		325,349	298,759
Receivables from finance sector operations		338,909	285,138
-Non-related party receivables from finance sector operations		338,909	285,138
Other receivables		492,200	375,694
-Other receivables from non-related parties		492,200	375,694
Assets arising from customer contracts		73,088	67,054
-Assets arising from goods and service sales contracts		73,088	67,054
Investment properties		11,367	11,599
Property, plant and equipment	5	23,243,813	21,904,044
-Plant, machinery and devices		18,450,838	18,289,041
-Other tangible assets		4,792,975	3,615,003
Intangible assets	6	18,805,509	17,742,007
-Licenses		4,481,932	4,624,517
-Computer softwares		8,847,094	8,038,431
-Other intangible assets		5,428,062	5,030,638
-Goodwill		48,421	48,421
Right-of-use assets	7	3,490,296	3,062,298
Prepaid expenses		1,840,097	2,423,822
-Prepaid expenses to related parties		132	178
-Prepaid expenses to non-related parties		1,839,965	2,423,644
Deferred tax assets		4,623,143	4,991,224
Other non-current assets		73,755	64,116
TOTAL NON-CURRENT ASSETS		57,042,010	54,458,155
TOTAL ASSETS		109,842,826	101,264,805

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

1

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited	Audited
LIABILITIES	Notes	31 March 2023	31 December 2022
Short-term Liabilities
Short-term borrowings	17	13,154,343	10,758,843
Short-term borrowings from related parties	4	6,105,672	4,519,404
-Bank loans		4,997,683	4,120,621
-Lease obligations		325,989	41,286
-Issued debt instruments		782,000	357,497
Short-term borrowings from non-related parties		7,048,671	6,239,439
-Bank loans		5,320,564	4,640,233
-Lease obligations		929,343	831,991
-Issued debt instruments		798,764	767,215
Short-term portion of long-term borrowings from non-related parties	17	6,282,858	5,962,404
-Bank loans		5,236,243	4,955,284
-Issued debt instruments		1,046,615	1,007,120
Trade payables		8,260,979	7,821,670
-Trade payables to related parties		216,237	240,385
-Trade payables to non-related parties		8,044,742	7,581,285
Payables related to employee benefits		573,411	354,375
Other payables		2,685,477	2,392,209
-Other payables to related parties		6	925
-Other payables to non-related parties		2,685,471	2,391,284
Liabilities arising from customer contracts		855,366	706,046
-Liabilities arising from goods and service sales contracts		855,366	706,046
Derivative instruments	16	213,014	150,923
Deferred revenue		112,472	113,402
-Deferred revenue from related parties		9,733	13,628
-Deferred revenue from non-related parties		102,739	99,774
Current tax liability		480,080	243,485
Short-term provisions		414,967	753,933
-Short-term provisions related to employee benefits		378,942	722,063
-Other short-term provisions		36,025	31,870
Other short-term liabilities		4,011	1,474
TOTAL SHORT-TERM LIABILITIES		33,036,978	29,258,764
Long-term Liabilities
Long-term borrowings	17	39,049,210	37,133,103
Long-term borrowings from related parties	4	54,371	84,095
-Lease obligations		54,371	84,095
Long-term borrowings from non-related parties		38,994,839	37,049,008
-Bank loans		19,240,091	17,945,061
-Lease obligations		2,081,771	2,097,859
-Issued debt instruments		17,672,977	17,006,088
Trade payables		40,591	35,258
-Trade payables to related parties		2,095	938
-Trade payables to non-related parties		38,496	34,320
Liabilities arising from customer contracts		293,049	261,328
-Liabilities arising from goods and service sales contracts		293,049	261,328
Deferred revenue		16,587	6,095
-Deferred revenue from non-related parties		16,587	6,095
Long-term provisions		2,607,156	2,758,758
-Long-term provisions related to employee benefits		1,582,137	1,790,031
-Other long-term provisions		1,025,019	968,727
Deferred tax liabilities		233,553	249,835
Other long-term liabilities		713,193	666,613
TOTAL LONG-TERM LIABILITIES		42,953,339	41,110,990
TOTAL LIABILITIES		75,990,317	70,369,754

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

2

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited	Audited
EQUITY	Notes	31 March 2023	31 December 2022
Equity attributable to owners of the parent		33,848,687	30,891,061
Paid in capital		2,200,000	2,200,000
Treasury shares (-)		(152,283)	(118,399)
Share premiums		269	269
Accumulated other comprehensive loss that will not be reclassified in profit or loss (-)		(875,663)	(985,578)
-Defined benefit plans remeasurement loss (-)		(875,663)	(985,578)
Accumulated other comprehensive loss that will be reclassified in profit or loss (-)		(1,817,055)	(1,882,081)
-Currency translation reserve		2,086,130	1,876,409
-Hedging reserve (-)		(2,635,026)	(2,383,736)
-Gain from cash flow hedges		226,606	270,905
-Loss from net investment hedge on the company operating abroad (-)		(2,861,632)	(2,654,641)
-Changes in the time value of options		(1,203,963)	(1,292,251)
-Loss from fair value through other comprehensive income financial assets (-)		(64,196)	(82,503)
Legal reserves		3,954,621	3,948,937
Prior years’ profit		27,722,229	16,674,720
Net profit for the period		2,816,569	11,053,193
Non-controlling interests		3,822	3,990
TOTAL EQUITY		33,852,509	30,895,051
TOTAL LIABILITIES AND EQUITY		109,842,826	101,264,805

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

3

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited
	Notes	31 March 2023	31 March 2022

PROFIT OR LOSS SECTION
Revenue	15	16,718,545	10,365,439
Revenue from finance sector operations	15	557,313	329,577
TOTAL REVENUE		17,275,858	10,695,016

Cost of revenue (-)		(11,298,719)	(7,473,327)
Cost of revenue from finance sector operations (-)		(227,641)	(104,715)
TOTAL COST OF REVENUE		(11,526,360)	(7,578,042)

Gross profit from business operations		5,419,826	2,892,112
Gross profit from finance sector operations		329,672	224,862
GROSS PROFIT		5,749,498	3,116,974

General administrative expenses (-)		(560,548)	(303,667)
Marketing expenses (-)		(911,759)	(540,737)
Other operating income	11	1,240,686	1,614,019
Other operating expenses (-)	11	(170,102)	(119,883)
OPERATING PROFIT		5,347,775	3,766,706

Investment income	12	533,513	299,183
Investment expenses (-)	12	(23,427)	—
Impairment losses determined in accordance with TFRS 9 (-)		(203,851)	(55,107)
Share on (loss)/profit of investments valued by equity method	13	6,418	(23,443)
PROFIT BEFORE FINANCIAL INCOME / (EXPENSES)		5,660,428	3,987,339

Financial income	10	4,634	72,261
Financial expenses (-)	10	(2,108,840)	(3,110,697)
PROFIT FROM CONTINUING OPERATIONS BEFORE TAXATION		3,556,222	948,903

Tax expense from continuing operations (-)		(739,821)	(145,993)
Tax expense for the period (-)		(305,500)	(157,252)
Deferred tax (expense)/income for the period		(434,321)	11,259

PROFIT FOR THE PERIOD FROM CONTINUING
OPERATIONS		2,816,401	802,910

Distribution of profit for the period
Non-controlling interests		(168)	16
Owners of the parent		2,816,569	802,894

Earnings per share (TL)		1.29	0.37
Earnings per share from continuing operations		1.29	0.37

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

4

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited
	Notes	31 March 2023	31 March 2022

PROFIT FOR THE PERIOD		2,816,401	802,910

Other comprehensive income/(loss)

Items that will not be reclassified to profit or loss		109,915	—
Defined benefit plans remeasurement gain		137,692	—
Tax effect of defined benefit plans remeasurement gain		(27,777)	—

Items that will be reclassified to profit or loss		65,026	14,498
Currency translation differences related to translation of companies operating abroad		167,603	112,459
-Gain from currency translation differences related to translation of companies operating abroad		167,603	112,459
Gain from fair value through other comprehensive income financial assets		22,884	12,500
(Loss)/gain from cash flow hedges		(52,100)	240,817
Reclassification adjustments for cash flow hedge		(3,119)	(52,239)
Gain/(loss) from changes in the time value of options		84,318	(79,149)
Reclassification adjustments for changes in the time value of options		26,042	37,668
Loss from net investment hedge on the company operating abroad (-)		(258,739)	(326,365)
Taxes based on other comprehensive income that will be reclassified to profit or loss		78,137	68,807
-Tax effect of currency translation differences related to translation of companies operating abroad		42,118	39,770
-Tax effect of gain from fair value through other comprehensive income financial assets		(4,577)	(2,500)
-Tax effect of gain from cash flow hedges		10,920	(44,943)
-Tax effect of gain from changes in the time value of options		(22,072)	11,207
-Tax effect of (loss) from net investment hedge on the company operating abroad		51,748	65,273

OTHER COMPREHENSIVE INCOME		174,941	14,498

TOTAL COMPREHENSIVE INCOME		2,991,342	817,408

Distribution of total comprehensive income for the period		2,991,342	817,408
Non-controlling interests		(168)	16
Owners of the parent		2,991,510	817,392

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

5

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

					Accumulated other comprehensive loss that will not be reclassified in profit or loss	Accumulated other comprehensive loss that will be reclassified in profit or loss						Retained Earnings
	Paid in capital	Treasury shares (-)	Share premiums	Additional capital contributions of shareholders	Defined benefit plans remeasurement (loss)	Gains/(losses) from fair value through other comprehensive income financial assets	(Loss) from net investment hedge on the company operating abroad	Gain/(losses) from cash flow hedges	Changes in the time value of options	Currency translation reserve	Legal reserves	Prior years’ profit	Net profit for the period	Equity attributable to owners of the parent	Non-controlling interests	Equity
Balance at 1 January 2022	2,200,000	(128,057)	269	35,026	(225,892)	(50,410)	(1,586,177)	(9,746)	(1,555,773)	2,036,379	3,612,388	13,202,920	5,031,098	22,562,025	247	22,562,272
Transfers	—	—	—	—	—	—	—	—	—	—	—	5,031,098	(5,031,098)	—	—	—
Total comprehensive income	—	—	—	—	—	10,000	(261,092)	143,635	(30,274)	152,229	—	—	802,894	817,392	16	817,408
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	802,894	802,894	16	802,910
Other comprehensive income / (loss)	—	—	—	—	—	10,000	(261,092)	143,635	(30,274)	152,229	—	—	—	14,498	—	14,498
Increase due to acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Balance at 31 December 2022	2,200,000	(128,057)	269	35,026	(225,892)	(40,410)	(1,847,269)	133,889	(1,586,047)	2,188,608	3,612,388	18,234,018	802,894	23,379,417	312	23,379,729

Balance at 1 January 2023	2,200,000	(118,399)	269	—	(985,578)	(82,503)	(2,654,641)	270,905	(1,292,251)	1,876,409	3,948,937	16,674,720	11,053,193	30,891,061	3,990	30,895,051
Transfers	—	—	—	—	—	—	—	—	—	—	5,684	11,047,509	(11,053,193)	—	—	—
Total comprehensive income	—	—	—	—	109,915	18,307	(206,991)	(44,299)	88,288	209,721	—	—	2,816,569	2,991,510	(168)	2,991,342
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	2,816,569	2,816,569	(168)	2,816,401
Other comprehensive income / (loss)	—	—	—	—	109,915	18,307	(206,991)	(44,299)	88,288	209,721	—	—	—	174,941	—	174,941
Changes due to share buyback transactions	—	(33,884)	—	—	—	—	—	—	—	—	—	—	—	(33,884)	—	(33,884)
Balance at 31 March 2023	2,200,000	(152,283)	269	—	(875,663)	(64,196)	(2,861,632)	226,606	(1,203,963)	2,086,130	3,954,621	27,722,229	2,816,569	33,848,687	3,822	33,852,509

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

6

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited
	Notes	31 March 2023	31 March 2022

A. CASH FLOWS FROM OPERATING ACTIVITIES		3,283,414	3,363,807
Profit for the Period		2,816,401	802,910
Profit for the period from continuing operations		2,816,401	802,910
Adjustments Related to Reconciliation of Net Profit for the Period		4,813,175	5,017,238
Adjustments for depreciation and amortization	5-6-7	2,682,861	2,102,717
Adjustments for impairment		2,975	(18,193)
Adjustments for provisions		647,163	257,149
Adjustments for interest expenses		430,423	425,465
Other adjustments related to (profit)/loss reconciliation		1,937	(4,101)
Adjustments for fair value loss/(gain) from derivative instruments	16	62,073	(74,703)
Adjustments for tax income		739,821	145,993
Adjustments for (gain) arising from the disposal of fixed assets		(17,662)	(20,372)
Adjustments for fair value (gain) from financial assets		(427,476)	(148,527)
Adjustments for retained loss/(gain) of investments valued by equity method		(6,418)	23,443
Adjustments for unrealized foreign currency translation differences		697,478	2,328,367
Changes in Working Capital:		(4,473,603)	(2,417,464)
Adjustments for (increase) in trade receivables		(2,773,542)	(834,984)
Adjustments for (increase) in inventories		(136,670)	(208,695)
(Increase) in Central Bank of the Republic of Türkiye account		(144,406)	—
(Increase) in receivables from finance sector operations		(580,312)	(260,144)
(Increase) in other assets related to operations		(136,350)	(77,870)
Adjustments for in other receivables decrease		(216,455)	(187,967)
Adjustments for (increase) in assets arising from customer contracts		(23,118)	(68,903)
Adjustments for increase/(decrease) in trade payables		423,454	(65,380)
(Increase) in prepaid expenses		(687,780)	(310,533)
Adjustments for increase in liabilities arising from customer contracts		181,041	30,713
Deferred revenue increase		9,562	28,068
Adjustments for increase in other payables		342,181	28,704
(Decrease) in other liabilities related to operations		(731,208)	(490,473)
Cash Generated by Operating Activities		3,155,973	3,402,684
Interest paid		(440,020)	(230,924)
Tax paid		(19,363)	(82,665)
Interest received		586,824	274,712
B. CASH FLOWS FROM INVESTING ACTIVITIES		(4,004,748)	(3,729,071)
Cash outflows due to acquisition of property, plant and equipment	5	(2,231,784)	(1,142,845)
Cash outflows due to acquisition of intangible assets	6	(2,178,417)	(1,235,336)
Cash inflows from disposal of property, plant and equipments and intangible assets		46,551	29,212
Cash outflows due to additional share acquisition or capital increase of associates and/or joint ventures		—	(182,275)
Cash inflows from sale of shares in other entities or shares in funds or borrowing instruments		250,567	53,826
Cash outflows due to acquisition of shares in other entities or shares in funds or borrowing instruments		(659,475)	(888,451)
Other cash (outflows)/inflows		125,443	1,716
Change in other cash advances given		642,367	(364,918)
C. CASH FLOWS FROM FINANCING ACTIVITIES		1,653,482	363,587
Cash inflows from loans		8,025,982	6,789,620
Cash inflows from issued debt instruments		1,015,000	300,000
Cash outflows due to loan repayments		(5,980,064)	(5,845,138)
Cash outflows due to the company’s own acquisition of shares		(33,884)	—
Cash outflows due to issued debt instruments repayments		(600,000)	(327,292)
Cash outflows due to payments of lease obligations		(720,286)	(550,447)
Cash inflows from derivative instruments		94,583	457,354
Cash outflows due to derivative instruments		(147,849)	(460,510)
CHANGE IN CASH AND CASH EQUIVALENTS BEFORE
CURRENCY TRANSLATION RESERVE EFFECT (A+B+C)		932,148	(1,677)
D. CURRENCY TRANSLATION RESERVE EFFECT ON
CASH AND CASH EQUIVALENTS		421,107	170,939

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		1,353,255	169,262
E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20	25,940,066	18,619,881
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (A+B+C+D+E)	20	27,293,321	18,789,143

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

7

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY

Turkcell İletişim Hizmetleri Anonim Şirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydınevler Mahallesi İnönü Caddesi No: 20, Küçükyalı Ofispark/İstanbul. The main areas of activity of Turkcell are business and services predicted in tender for GSM (“Global System for Mobile Communications”) Pan Europe Telecommunication System signed with Turkish Repuclic Ministry of Transportation and Infrastructure (“Ministry”) and also telephone, telecommunication and similar services, activities within the scope of authorization regarding IMT services and infrastructures without breaking the law of Post and Telegraph Organization (“PTT”).

As of 31 March 2023, Turkcells’ shares (the Company) have been quoted on Borsa Istanbul (“BIST”) and New York Stock Exchange – (“NYSE”).

The condensed consolidated financial statements for the three months interim period ended 31 March 2023 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate and a joint venture have been approved for issue by the Board of Directors on 9 May 2023.

As of 31 March 2023, The Company’s subsidiaries, associates and joint ventures are as follows:

Subsidiaries	Country	Nature of Business
Turktell Bilişim Servisleri A.Ş. (“Turktell”)	Türkiye	Information technology, value added GSM services and entertainment investments
Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”)	Türkiye	Telecommunications
Turkcell Satış ve Dijital İş Servisleri Hizmetleri A.Ş. (“Turkcell Satış”)	Türkiye	Sales, delivery and digital sales services
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)	Türkiye	Research and development
Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”)	Türkiye	Property investments
Turkcell Dijital İş Servisleri A.Ş (“Turkcell Dijital”)	Türkiye	Digitalization services and products
Turkcell Dijital Eğitim Teknolojileri A.Ş (“Dijital Eğitim”)	Türkiye	Education technologies
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware Teknoloji”)	Türkiye	Develop software products and services, training software developers
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”)	Türkiye	Electricity energy trade and wholesale and retail electricity sales
Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”)	Türkiye	Renewable energy production
Turkcell Finansman A.Ş. (“Turkcell Finansman”)	Türkiye	Consumer financing services
Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”)	Türkiye	Insurance agency activities
Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”)	Türkiye	Digital agency activities
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”)	Türkiye	Payment services and e-money
Lifecell Dijital Servisler ve Çözümler A.Ş (“Lifecell Dijital Servisler”)	Türkiye	Development and providing of digital services and products
Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”)	Türkiye	Cloud solutions services and other services
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”)	Türkiye	Online radio, television and on-demand streaming services
Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”)	Türkiye	Radio, television and on-demand streaming services
Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”)	Türkiye	Telecommunications infrastructure business
LLC UkrTower (“UkrTower”)	Ukraine	Telecommunications infrastructure business

Translated into English from the report originally issued in Turkish

8

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)
Subsidiaries (cont’d)	Country	Nature of Business
Beltower LLC (“Beltower”)	Republic of Belarus	Telecommunications infrastructure business
East Asian Consortium B.V. (“Eastasia”)	The Netherlands	Telecommunications investments
Kıbrıs Mobile Telekomünikasyon Limited Şirketi (“Kıbrıs Telekom”)	Turkish Republic of Northern Cyprus	Telecommunications
Lifecell Digital Limited Şirketi (“Lifecell Dijital”)	Turkish Republic of Northern Cyprus	Telecommunications
Turkcell Dijital Teknolojileri Ltd (“Turkcell Dijital Teknoloji”) (*)	Turkish Republic of Northern Cyprus	Electronic payment services
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”)	Türkiye	Customer relations and human resources management
LLC Global Bilgi (“Global Ukrayna”)	Ukraine	Customer relations management
Rehberlik Hizmetleri A.Ş. (“Rehberlik Hizmetleri”)	Türkiye	Directory assistance
Lifecell Ventures Coöperatief U.A. (“Lifecell Ventures”)	The Netherlands	Telecommunications investments
LLC lifecell (“lifecell”)	Ukraine	Telecommunications
Paycell Limited Liability Company (“Paycell LLC”)	Ukraine	Consumer financing services, payment services, e-money
Paycell Europe GmbH (“Paycell Europe”)	Germany	Telecommunications
Yaani Digital BV (“Yaani”)	The Netherlands	Internet search engine and browser services
BiP Digital Communication Technologies B.V (“BiP B.V.”)	The Netherlands	Providing digital services and products
BiP İletişim Teknolojileri ve Dijital Servisler A.Ş. (“BiP A.Ş.”)	Türkiye	Providing digital services and products
Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”)	Türkiye	Telecommunications investments
CJSC Belarusian Telecommunications Network (“BeST”)	Republic of Belarus	Telecommunications
Lifetech LLC (“Lifetech”)	Republic of Belarus	Information technology, programming and technical support
Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”)	Türkiye	Venture capital investment fund
W3 Labs Yeni Teknolojiler A.Ş. (“W3”)	Türkiye	Informatics technologies
Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. (“Ultia”) (**)	Türkiye	Informatics technologies

(*) Turkcell Dijital Teknolojileri Ltd., in which the Group’s subsidiaries Lifecell Digital, which is wholly owned by the Group, has 99.9998% and Kıbrıs Telekom has 0.0002% shareholding, respectively, has been incorporated. The company, which will operate in electronic payment services in the KKTC, has a paid-in capital of TL 500. Registration and announcement of the respective company have been completed on 26 January 2023.

(**) All kinds of intellectual property rights, including but not limited to, all software, domain names, brands and patents of Turkcell Teknoloji Ultia Platform, which is a 100% subsidiary of the Group, has been transferred to Ultia, a technology oriented company established by Turkcell GSYF.

Associates	Country	Nature of Business
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”)	Türkiye	Electric passenger car development, production and trading activities

Joint Venture	Country	Nature of Business
Sofra Kurumsal ve Ödüllendirme Hizmetleri A. Ş. (“Sofra”)	Türkiye	Meal coupons and cards

As of 31 March 2023, the capital shares and voting rights of TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are respectively 26.2% and 19.8%. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%. The Group’s immediate and ultimate parents are TVF BTIH and TVF as of 31 March 2023, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 March 2023.

Translated into English from the report originally issued in Turkish

9

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS
2.1	Basis of Presentation

The Group prepared its interim condensed financial statements as of and for the three month interim period ended 31 March 2023 in accordance with Turkish Accounting Standards No:34 Interim Financial Reporting.The Group’s interim condensed consolidated financial statement does not include all disclosures and notes that should be included at year-end financial statements. Therefore, the interim condensed consolidated financial statements should be examined together with the 31 December 2022 year-end financial statements.

The accompanying condensed interim consolidated financial statements are prepared in accordance with Communiqué Serial II, No: 14,1, “Principles of Financial Reporting in Capital Markets” (“the Communiqué”) published in the Official Gazette numbered 28676 on 13 September 2013. According to Article 5 of the Communiqué, interim condensed consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by Public Oversight Accounting and Auditing Standards Authority (“POA”), its addendum and interpretations. The Group’s interim condensed consolidated financial statements are presented in accordance with announcement regarding “Formats of Financial Statements and its Notes” by POA on 7 June 2013. The Group has made required adjustments and classifications in accordance with “the illustrative Financial Statements and User Guide” and “2022 TFRS Taxonomy” published by POA on 10 October 2022.

Restatement of Financial Statements During the Hyperinflationary Periods

POA made an announcement on 20 January 2022 whether entities applying TFRS will apply TAS 29 Financial Reporting in Hyperinflationary Economies (“TAS 29”) in the 2021 financial reporting period. According to this announcement, it is stated that entities applying TFRS do not need to make any adjustments within the scope of TAS 29 in their financial statements for year ended 2021. As of the reporting date, there is no updated announcement has been made by the POA regarding the scope and application of TAS 29. In this context, no inflation adjustment was made according to TAS 29 in the condensed consolidated financial statements as of 31 March 2023.

2.2	Changes in Accounting Policies and Errors

Significant changes in accounting policies and significant accounting errors detected are applied retrospectively and the prior period financial statements are restated. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and important differences are disclosed. There has been no significant change in the Group’s accounting policies in the current period.

2.3	New standards and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as of March 31, 2023 are consistent with those of the previous financial year, except for the adoption of new and amended TFRS and TFRS interpretations effective as of January 1, 2023 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i) The new standards, amendments and interpretations which are effective as of 1 January 2023 are as follows:

Amendments to TAS 8 - Definition of Accounting Estimates

In August 2021, POA published amendments to TAS 8 that introduce a new definition for “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors.

Translated into English from the report originally issued in Turkish

10

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (cont’d)

Amendments to TAS 8 - Definition of Accounting Estimates (cont’d)

In addition, the amended standard clarifies that the effects of a change in input or a change in a measurement technique on the accounting estimate are changes in accounting estimates unless they result from a correction for prior period errors. The previous definition of change in accounting estimate stated that changes in accounting estimates could result from new information or new developments. Therefore, such changes are not considered as corrections of errors. This aspect of the definition has been preserved by the POA. Changes will be applied to accounting estimates or accounting policy changes that occur on or after the effective date.

Amendments to TAS 1 - Disclosure of Accounting Policies

In August 2021, POA issued amendments to TAS 1, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. In the absence of a definition of the term ‘significant’ in TFRS, the POA decided to replace it with ‘material’ in the context of disclosing accounting policy information. ‘Material’ is a defined term in TFRS and is widely understood by the users of financial statements, according to the POA. In assessing the materiality of accounting policy information, entities need to consider both the size of the transactions, other events or conditions and the nature of them. Examples of circumstances in which an entity is likely to consider accounting policy information to be material have been added.

Amendments to TAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In August 2021, POA issued amendments to TAS 12, which narrow the scope of the initial recognition exception under TAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognised in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations should be recognized.

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Company / the Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

ii) Standards that are issued but not yet effective and early adopted

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to TFRS 10 and TAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2017, POA postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted. The Group will wait until the final amendment to assess the impacts of the changes.

Translated into English from the report originally issued in Turkish

11

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (cont’d)

TFRS 17 - The new Standard for insurance contracts

POA issued TFRS 17 in February 2019, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. TFRS 17 model combines a current balance sheet measurement of insurance contract liabilities with the recognition of profit over the period that services are provided. Certain changes in the estimates of future cash flows and the risk adjustment are also recognised over the period that services are provided. Entities will have an option to present the effect of changes in discount rates either in profit and loss or in OCI.

The standard includes specific guidance on measurement and presentation for insurance contracts with participation features. In accordance with amendments issued by POA in December 2021, entities have transition option for a “classification overlay” to avoid possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on initial application of TFRS 17. The mandatory effective date of the Standard for the following entities has been postponed to accounting periods beginning on or after January 1, 2024 with the announcement made by the POA:

-	Insurance, reinsurance and pension companies.
-	Banks that have ownership/investments in insurance, reinsurance and pension companies and
-	Other entities that have ownership/investments in insurance, reinsurance and pension companies.

Amendments to TAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2021 and January 2023, POA issued amendments to TAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in January 2023 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, January 2023 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective for periods beginning on or after 1 January 2024. The amendments must be applied retrospectively in accordance with TAS 8. Early application is permitted. However, an entity that applies the 2021 amendments early is also required to apply the 2023 amendments, and vice versa.

Amendments to TFRS 16 - Lease Liability in a Sale and Leaseback

In January 2023, POA issued amendments to TFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. In applying requirements of TFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognise any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in TFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with TAS 8. A seller-lessee applies the amendments to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. A seller-lessee applies the amendments retrospectively in accordance with TAS 8 to sale and leaseback transactions entered into after the date of initial application of TFRS 16.

Translated into English from the report originally issued in Turkish

12

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable the monitor the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed.

The Group has classified short-term borrowings from non-related parties amounting to TL 1,329,365 as short-term borrowings from related parties as of 31 December 2022. The reclassification has no effect on the consolidated statement of profit or loss and statement of cash flows.

3	SEGMENTAL REPORTING

In accordance with its integrated communication and technology services strategy and economic integrity, Group divides its main business segments into three groups as “Turkcell Türkiye”, “Turkcell International” and “Techfin”. While some of these strategic segments offer the same types of services, they are regularly review by the chief operating decision maker function according to their resource allocation and performances because they operate in different geographical locations and are affected by different economic conditions. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Türkiye reportable segment includes the operations of Turkcell, Turkcell Superonline, Turkcell Satış’s digital business services, Turkcell Dijital, Dijital Eğitim, Turkcell Global Bilgi intra-group operations, Turktell,Atmosware Teknoloji, Turkcell Teknoloji, Ultia, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Müzik and BiP A.Ş.

Turkcell International reportable segment includes the operations of Lifecell, BeST, Kıbrıs Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global Ukrayna, Paycell Europe, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V.

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Ödeme, Turkcell Sigorta, Turkcell Dijital Sigorta, Paycell Europe and Paycell LLC.

Other reportable segment mainly comprises non-Group call center operations of Turkcell Global, Turkcell Satış’s other operations, Turkcell Enerji, Boyut Enerji and Turkcell GSYF’s operations.

Information about segments is presented at below. The Board primarily uses EBITDA (earnings before interest, tax, depreciation and amortization) to assess the performance of the operating segments. EBITDA is calculated by the Group by adding depreciation and amortization to the net amount of sales revenue, cost of sales, marketing and general administrative expenses. Reconciliation of EBITDA to the consolidated profit for the period is included in the accompanying notes.

EBITDA is not a financial measure defined by TFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

Translated into English from the report originally issued in Turkish

13

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENTAL REPORTING (cont’d)

	Turkcell Türkiye		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Total segment revenue	13,490,712	7,949,687	1,868,770	1,426,622	606,059	352,850	1,687,762	1,399,566	(377,445)	(433,709)	17,275,858	10,695,016
Inter-segment revenue	(109,808)	(43,516)	(34,035)	(33,252)	(48,746)	(23,273)	(184,856)	(333,668)	377,445	433,709	—	—
Revenues from external customers	13,380,904	7,906,171	1,834,735	1,393,370	557,313	329,577	1,502,906	1,065,898	—	—	17,275,858	10,695,016
EBITDA	5,390,758	3,285,596	1,007,282	714,083	247,843	181,759	132,078	125,676	(18,785)	(5,128)	6,759,176	4,301,987

Translated into English from the report originally issued in Turkish

14

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENTAL REPORTING (cont’d)

Reconcilations regarding to EBITDA

	31 March 2023	31 March 2022

Profit for the year	2,816,401	802,910

Add/(Less):

Income tax expenses	739,821	145,993
Other operating income	(1,240,686)	(1,614,019)
Other operating expense	170,102	119,883
Investment income	(533,513)	(299,183)
Investment expense	23,427	—
Finance income	(4,634)	(72,261)
Finance expense	2,108,840	3,110,697
Depreciation, amortization and impairment losses	2,685,836	2,084,524
Share of loss/(profit) of equity accounted investees	(6,418)	23,443
Consolidated EBITDA	6,759,176	4,301,987

4	RELATED PARTY DISCLOSURES

Transactions with related parties

Transactions with key management personnel

Key management personnel comprise the Group’s members of the Board of Directors and chief officers. There are no loans to key management personnel as of 31 March 2023 and 2022. The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

The benefits paid and provided to key management personnel as of 31 March 2023 and 2022 are as follows:

	31 March 2023	31 March 2022
Short-term benefits	68,930	31,123
Long-term benefits	322	264
Employee termination benefits	204	252
	69,456	31,639

Translated into English from the report originally issued in Turkish

15

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Transactions with other related parties

Material transactions with related parties as of 31 March 2023 and 2022 are as follows:

Revenues:	31 March 2023	31 March 2022

Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”) (*)	200,032	—
Türk Hava Yolları A.Ş. (“THY”) (*)	50,211	27,156
TVF İFM Gayrimenkul İnşaat ve Yönetim A.Ş. (*)	31,074	—
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)(*)	26,116	67,939
Ziraat Bankası A.Ş. (“Ziraat Bankası”) (*)	23,592	14,884
Güneş Express Havacılık A.Ş. (“Sun Express”) (*)	23,346	7,430
Türk Telekomünikasyon A.Ş (“TT”)(*)	19,443	—
Türkiye Vakıflar Bankası TAO (“Vakıfbank”)(*)	14,362	4,351
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. (“Türksat”)(*)	12,590	8,522
BIST (*)	8,119	2,291
Türkiye Hayat ve Emeklilik A.Ş.(*)	5,208	2,209
Türkiye Halk Bankası AŞ (“Halkbank”) (*)	5,172	2,424
TOGG	1,288	11,964
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)(*)	812	503
Sofra	716	447
Other	3,551	3,386
	425,632	153,506

Expenses:	31 March 2023	31 March 2022

TT Mobil (*)	208,927	—
Türk Telekomünikasyon A.Ş (“Türk Telekom”) (*)	196,306	—
EPİAŞ (*)	157,500	284,339
İstanbul Takas ve Saklama Bankası A.Ş. (“Takasbank”) (*)	79,862	6,560
Sofra	23,773	8,827
Türksat (*)	21,366	15,589
Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”) (*)	10,697	8,309
PTT (*)	6,283	4,691
Other	73,149	1,350
	777,863	329,665

(*) Related parties which TVF and the entities over which TVF has control directly or joint control or significant influence.

Translated into English from the report originally issued in Turkish

16

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Financial instruments

Financial instruments with related parties as of 31 March 2023 and 31 December 2022 are as follows:

	31 March 2023	31 December 2022
Time deposits	20,348,471	14,178,529
Demand deposits	286,434	234,117
Currency protected time deposit (*)	2,011,656	1,359,651
Receivables from reverse repo	—	3,704,160
Bank loans	(4,997,683)	(4,120,621)
Debt securities issued	(782,000)	(357,497)
Lease liabilities	(380,360)	(125,381)
Impairment loss provision	(19,515)	(20,974)
	16,467,003	14,851,984

(*) The Group has converted its currency deposit account in Vakıfbank amounting to USD 22,941 and EUR 65,000 into currency protected TL time deposit accounts.

As of 31 March 2023, the amount of letters of guarantee given to the related parties is TL 213,488 (31 December 2022: TL 133,277).

Details of the time deposits at related parties as of 31 March 2023 and 31 December 2022 are as follows:

	31 March 2023	31 December 2022
Ziraat Bankası	6,196,136	2,003,561
Halkbank	5,902,041	5,140,582
Vakıfbank	5,597,351	5,748,392
Ziraat Katılım	2,652,943	1,285,994
	20,348,471	14,178,529

Details of time deposits as of 31 March 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 March 2023
396,830	USD	2.4%	April - May 2023	7,601,377
497,756	EUR	1.7%	April - May 2023	10,366,655
2,376,760	TL	26.7%	April 2023	2,379,664
33	GBP	0.1%	April 2023	775
				20,348,471

Details of the bank borrowings at related parties as of 31 March 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 March 2023
2,448,550	TL	12.1% - 17.8%	April 2023 - March 2024	2,644,371
1,069,672	TL	13.2% - 27.5%	April 2023 - February 2024	1,088,690
701,000	TL	13.9% - 19.6%	April 2023	701,568
511,300	TL	13.7% - 16.4%	May 2023 - August 2023	524,764
35,000	TL	14.8%	August 2023	38,290
				4,997,683

Translated into English from the report originally issued in Turkish

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Financial instruments (cont’d)

Details of the debt securities at related parties as of 31 March 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 March 2023
450,000	TL	20.5% - 24.0%	May - July 2023	462,009
315,000	TL	20.5% - 23.0%	May - July 2023	319,991
				782,000

Details of the lease liabilities at related parties as of 31 March 2023 are as follows:

Currency	Effective Interest Rate	Maturity	31 March 2023
EUR	0.3% - 3.7%	2023 - 2025	39,116
TL	11.7% - 44.5%	2023 - 2036	341,244
			380,360

Interest income from related parties

	31 March 2023	31 March 2022
Vakıfbank	217,128	49,917
Halkbank	57,681	9,704
Ziraat Bankası	41,828	9,869
Ziraat Katılım	10,884	—
Other	58	4,651
	327,579	74,141

Interest expenses from related parties

	31 March 2023	31 March 2022
Vakıfbank	87,590	17,785
Ziraat Bankası	20,963	2,314
Halk Varlık Kiralama A.Ş. (“Halk Varlık Kiralama”)	20,737	8,519
Halk Bankası	1,355	—
Ziraat Katılım	1,329	—
Other	20	36
	131,994	28,654

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPİAŞ are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAŞ are related to infrastructure services; transactions between the Group and Halkbank, Halk Varlık Kiralama A.Ş., Ziraat Bankası, Ziraat Yatırım and Vakıfbank are related to banking services; transactions between the Group and Türksat are related to telecommunication services and transactions between the Group and Borsa İstanbul (BIST) are related to stock market services. Receivables from related parties are not collateralized.

Translated into English from the report originally issued in Turkish

18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the year ended 31 March 2023, are as follows:

Cost	1 January 2023	Addition	Disposals	Transfer	Impairment /reversal	Foreign currency translations	31 March 2023
Network infrastructure (All operational)	40,979,209	444,097	(72,455)	592,497	—	140,470	42,083,818
Land and buildings	1,791,457	30,402	(2,107)	458	—	1,238	1,821,448
Equipment, fixtures and fittings	1,399,322	18,822	(13,582)	3,979	—	937	1,409,478
Motor vehicles	55,339	19,915	—	138	—	(284)	75,108
Leasehold improvements	350,441	20,706	—	(69)	—	394	371,472
Electricity production power plant	103,750	—	—	—	—	—	103,750
Construction in progress	1,671,605	1,787,068	(3,385)	(614,667)	918	6,431	2,847,970
	46,351,123	2,321,010	(91,529)	(17,664)	918	149,186	48,713,044

Accumulated depreciation and impairment
Network infrastructure (All operational)	22,690,168	932,067	(52,307)	—	1,761	61,291	23,632,980
Buildings	491,620	21,277	(893)	—	(219)	782	512,567
Equipment, fixtures and fittings	888,913	59,683	(7,834)	—	(13)	472	941,221
Motor vehicles	53,617	1,203	—	—	—	(282)	54,538
Leasehold improvements	315,598	3,751	—	—	—	295	319,644
Electricity production power plant	7,163	1,118	—	—	—	—	8,281
	24,447,079	1,019,099	(61,034)	—	1,529	62,558	25,469,231

Property, plant and equipment, net	21,904,044	1,301,911	(30,495)	(17,664)	(611)	86,628	23,243,813

Depreciation expenses and impairment for the three month interim period ended 31 March 2023 amounting to TL 1,019,710 are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the three month interim period ended 31 March 2023 are TL 611 and are recognized under depreciation expenses

Translated into English from the report originally issued in Turkish

19

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

6	INTANGIBLE ASSETS

The movements of intangible assets for the year ended 31 March 2023 are as follows:

Cost	1 January 2023	Additions	Disposals	Transfer	Impairment	Foreign currency translations	31 March 2023
GSM and telecommunication licenses	10,919,827	107	(853)	(3,932)	—	79,572	10,994,721
Computer softwares	18,686,939	1,291,702	(34,005)	57,155	—	6,222	20,008,013
Transmission line softwares	89,807	86	—	—	—	—	89,893
Indefeasible right of usage	169,467	347	—	—	—	—	169,814
Brand name	13,893	19	—	44	—	293	14,249
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	48,421	—	—	—	—	—	48,421
Subscriber acquisition cost	9,150,583	824,611	—	—	—	4,981	9,980,175
Electricity production power plant	182,881	—	—	—	—	—	182,881
Other	368,637	10,535	(1,591)	(5,698)	—	(354)	371,529
Construction in progress	14,783	51,010	—	(29,905)	—	536	36,424
	39,660,750	2,178,417	(36,449)	17,664	—	91,250	41,911,632

Accumulated amortization
GSM and telecommunication licenses	6,295,310	187,318	(853)	(4,048)	—	35,062	6,512,789
Computer softwares	10,648,508	535,559	(34,005)	4,182	2,346	4,329	11,160,919
Transmission line softwares	74,302	986	—	—	—	—	75,288
Indefeasible right of usage	80,353	2,991	—	—	—	—	83,344
Brand name	7,190	12	—	—	—	4	7,206
Customer base	13,959	109	—	—	—	—	14,068
Subscriber acquisition cost	4,550,936	433,930	—	—	—	1,025	4,985,891
Electricity production power plant	3,382	2,255	—	—	—	—	5,637
Other	244,803	16,394	(21)	(134)	18	(79)	260,981
	21,918,743	1,179,554	(34,879)	—	2,364	40,341	23,106,123

Intangible assets, net	17,742,007	998,863	(1,570)	17,664	(2,364)	50,909	18,805,509

Amortization expenses and impairment on intangible assets for the three month interim period ended 31 March 2023 amounting to TL 1,181,918 are recognized in cost of revenue.

Impairment losses on intagible assets for the three month interim period ended 31 March 2023 are TL 2,364 and are recognized under depreciation expenses Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software for the three month interim period ended 31 March 2023 amounting to TL 238,148.

Translated into English from the report originally issued in Turkish

20

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

7	RIGHT-OF-USE ASSETS

Closing balances and depreciation and amortization expenses of right of use assets for the years ended 31 March 2023 are as below:

	Site Rent	Building	Network equipment	Vehicle	Right of way	License	Other	Total

Balance at 1 January 2023	1,698,248	316,179	51,291	88,141	159,984	628,890	119,565	3,062,298
Depreciation and amortization charge for the year	(261,636)	(23,694)	(105,916)	(14,185)	(9,825)	(32,022)	(36,698)	(483,976)
Balance at 31 March 2023	1,754,205	312,130	371,400	74,925	184,232	626,219	167,185	3,490,296

As of 31 March 2023, right of use assets are amounting to TL 938,972 are capitalized by the Company. Interest expenses on lease liabilities for the three months ended 31 March 2023 is TL 160,030; impairment losses are TL 483,976.

.

Translated into English from the report originally issued in Turkish

21

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Turkcell’s Contingent Assets and Liabilities

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company as of the three month interim period ended 31 March 2023.

Disputes on Special Communication Tax and Value Added Tax

SCT Investigation of 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus, the case was finalized in favor of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and TL 47,534 overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State. On the other hand, upon the favorable decision taken in this case, a lawsuit was filed for the cancellation of the tacit rejection of the restructure request of the SCT assessment with tax penalty for the period 2011 within the scope of Law No. 6736 and request of collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest until the collection date. The Court partially accepted the case; and decided to cancel the tacit rejection act for the TL 47,269 part, and to return this amount to the Company together with the interest to be calculated at the deferred interest rate determined in accordance with the Law No. 6183 as of the collection date. The parties appealed the decision before Regional Administrative Court regarding the parts against them.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company. In 2021, The Court decided there is no need to make ruling regarding the essence of the cases, due to the fact that the amount of the SCT assessment for the year 2011, which are the subject of the lawsuit, was structured within the scope of the Law No. 6736.

Translated into English from the report originally issued in Turkish

22

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The appeal process is pending.

TL 47,780 part of the administrative fine amounting to TL 91,942 has been deducted from the receivables that the Company has earned in the case of cancellation of the application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022 upon the request of the administration.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. The expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time.

In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. The expert report within this scope has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. During the hearing of the case dated 22 June 2022, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851 loss pursuant to the Act on Protection of Competition, including TL 40,600 previous year loss, TL 14,335 fixed asset loss, TL 14,163 leasing, exchange difference and financing loss, and TL 2,751 profit loss) together with the discount interest applicable from the date of the case to Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş, June 2012, and partially rejected the case for the remaining part.

Translated into English from the report originally issued in Turkish

23

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Disputes regarding the Law on the Protection of Competition (cont’d)

The reasoned decision notified to the Company. Demirören made the decision the subject of enforcement proceedings. Turkcell appealed the decision before Regional Court of Justice and has suspended the execution proceedings until the appeal proceedings are concluded by submitting a letter of guarantee to the file. Also Demirören appealed the decision before Regional Court of Justice and The Company replied this appeal in due time. An application for complaint has been filed by Turkcell with the request for cancellation of the enforcement order and the enforcement proceedings initiated by Demirören. The court decided to accept Turkcell’s complaint and cancelled the interest charge of TL 34,142 requested in the enforcement order. As a result of the appeal examination made by the Regional Court of Appeal, Turkcell’s appeal request was accepted and the decision of the first instance court was revoked. The file was returned to the first instance court for a re-decision within the scope of the removal decision, and the appeal request of Demirören were not examined at this stage. In accordance to the removal decision, first instance court has decided to obtain an expert report from a new expert committee.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. In accordance with our objections, The Court decided to obtain an expert report from a new expert committee. The other case is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision.

The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The Company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

ICTA Investigation Regarding the R&D Obligations (Period of 2013-2016)

ICTA initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Türkiye; partly from the products manufactured in Türkiye by SME suppliers which are established to develop products or systems in Türkiye; and partly from products that are certified to be domestic goods within the framework of the relevant legislation. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 18,031 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 13,523 with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The Court rejected the 8 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal requests. The Company appealed the decisions in due time. The appeal process is pending. Other cases are pending.

Translated into English from the report originally issued in Turkish

24

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

ICTA Investigation Regarding the R&D Obligations (Period of 2016-2017)

For the period of 27 October 2016-27 October 2017; the ICTA carried out an investigation in order to examine whether Our Company fulfills its obligations arising from relevant legislation about R&D Center and SME, and using of Domestic Goods Certified products. As a result of the investigation ICTA has decided to imposed an administrative fine of TL 31,139 to Turkcell. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as TL 23,354 with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The Court rejected the 4 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal requests. The Company appealed the decisions in due time. The appeal process is pending. Other cases are pending.

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to Turkcell. The administrative fine notified to Turkcell on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to Turkcell. The administrative fine notified to Turkcell on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company will appeal the case before Regional Administrative Court.

Investigation of 3G and 4,5G Coverage Obligations

As a result of the investigation initiated to i) audit our 3G coverage area obligations determined in accordance with Article 6 of the Concession Agreement titled “Coverage liability” and the relevant legislation, ii) audit our 4.5G coverage obligations for highways, high-speed train lines and tunnels over 1 (one) kilometer long, which we are obliged to cover within the framework of the 4.5G Authorization Certificate and the relevant legislation; ICTA has decided to impose an administrative fine of TL 1,459. The fine, which was notified to Turkcell on 2 September 2022, was paid as TL 1,094 (1/4 discounted) on 27 October 2022. An application has been made to the ICTA for the revocation of the decision. The application was tacitly rejected by the ICTA by not responding within 30 days.

Translated into English from the report originally issued in Turkish

25

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Directory Assistance Service Investigation

As a result of the investigation initiated in order to inspect the compliance of our Company’s directory assistance services with the relevant legislation, ICTA has decided to impose an administrative fine of TL 1,250 on Turkcell. The fine, which was notified to Turkcell on 28 July 2022, was paid as TL 938 (1/4 discounted) on 23 September 2022 by taking advantage of the early payment discount. An application was made to the ICTA for the revocation of the decision and tacitly rejected by ICTA. The Company filed two different lawsuits for the cancellation of the administrative fine and related acts. The cases are pending.

Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01 March 2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12 April 2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16 April 2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from 14 April 2020 and inform the ICTA about this transfer.
(ii)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27 April 2017-31 May 2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 01 April 2010-27 April 2017 -along with the late fee from 28 July 2020- and to inform the ICTA about this matter.
(iii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to Turkcell on 2 January 2023, was paid as TL 4,260 (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed two separate lawsuits for the cancellation of the related transaction and administrative fine. The cases are pending.

Sub-Agency/Dealership Investigation

As a result of examinations carried out by the ICTA due to large number of complaints from consumers who were victimized by being called illegally, the ICTA started an investigation to determine whether sub-dealers were used. As a result of the investigation, the ICTA decided to impose a TL 834 administrative fine on Our Company. The fine, which was notified to Turkcell on 26 January 2023, was paid as TL 625 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed a lawsuit for the cancellation of administrative fine and related acts. The case is pending.

Translated into English from the report originally issued in Turkish

26

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Fizy Service Investigation

The ICTA initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the ICTA has decided to impose an administrative fine of TL 1,682 on Our Company, (ii) the ICTA has decided to give a warning to Our Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the ICTA has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to Turkcell on 26 January 2023, is planned to be paid as TL 1,262 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) has been made to the ICTA with request for re-evalutaion and revocation of the decison.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Odeme in the amount of TL 18,763. Turkcell Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as improbable on some of the aforementioned lawsuits and investigations, thus, no additional provision is recognized in the condensed consolidated financial statements as of and for the period ended 31 March 2023 (31 December 2022: TL 4.629).

Translated into English from the report originally issued in Turkish

27

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9	COMMITMENTS
(a)	Bank loans and guarantees given:

Collaterals, pledges and mortgages (“CPM”) given by the Group as of 31 March 2023 and 31 December 2022 are as follows:

	31 March 2023					31 December 2022
	TL Equivalents	TL	USD	EUR	UAH	TL Equivalents	TL	USD	EUR	UAH
A. CPM’s given in the behalf of own Company	5,398,024	2,492,609	15,587	125,319	167	5,871,529	3,102,872	14,628	125,159	208
Collateral	5,398,024	2,492,609	15,587	125,319	167	5,871,529	3,102,872	14,628	125,159	208
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
B. CPM’s given on behalf of the fully consolidated subsidiaries	2,897,648	-	21,352	32,028	3,481,128	3,204,246	-	42,025	32,028	3,481,128
Collateral	2,897,648	-	21,352	32,028	3,481,128	3,204,246	-	42,025	32,028	3,481,128
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
C. CPM’s given on behalf of third parties or ordinary course of business	1,105,561	1,105,561	-	-	-	748,536	748,536	-	-	-
Collateral	1,105,561	1,105,561	-	-	-	748,536	748,536	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
D. Total amount of other CPM’s given	-	-	-	-	-	-	-	-	-	-
i. Total amount of CPM’s given on behalf of the parent	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
ii.Total amount of CPM’s given on behalf of the Group companies which are not in scope of B and C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
iii.Total amount of CPM’s given on behalf of third parties which are not in scope of C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
Total CPM	9,401,233	3,598,170	36,939	157,347	3,481,295	9,824,311	3,851,408	56,653	157,187	3,481,336

Translated into English from the report originally issued in Turkish

28

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9	COMMITMENTS (cont’d)
(b)	Purchase commitments

As of 31 March 2023, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 3,407,393 (31 December 2022: TL 3,927,476). Payments for these commitments will be made within 3 years.

BeST has an investment commitment covers the years 2022-2032 with a total investment amount of not less than USD 100,000 equivalent to TL 1,914,600 in accordance with the aggreement which signed between the Republic of Belarus, BeST and the Company on 30 November 2022.

10	FINANCIAL INCOME AND EXPENSES

Financial income for the periods ended 31 March 2023 and 2022 are as follows:

	31 March 2023	31 March 2022
Other interest income	4,634	72,261
	4,634	72,261

Financial expenses at the end of the periods 31 March 2023 and 2022 as follows:

	31 March 2023	31 March 2022
Foreign exchange losses, net (*)	(1,119,726)	(2,500,125)
Net interest expenses from financial assets and liabilities measured at amortized cost	(912,466)	(551,616)
Fair value and interest gain from derivatives instruments, net	(33,157)	(11,955)
Gain on cash flow hedges reclassified to profit or loss	(22,923)	—
Other	(20,568)	(47,001)
	(2,108,840)	(3,110,697)

(*) Net foreign exchange losses within financial expenses mainly consist of foreign exchange loss from bank borrowings and issued debt instruments as of 31 March 2023.

11	OTHER OPERATING INCOME AND EXPENSES

Other operating income for the periods ended 31 March 2023 and 2022 are as follows:

	31 March 2023	31 March 2022
Foreign exchange gain, net	648,414	1,347,488
Interest income from time deposits with maturity of less than 3 months	421,756	156,117
Interest income from overdue payments	81,999	53,010
Discount income	18,563	—
Other	69,954	57,404
	1,240,686	1,614,019

Translated into English from the report originally issued in Turkish

29

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11	OTHER OPERATING INCOME AND EXPENSES (cont’d)

Other operating expenses for the periods ended 31 March 2023 and 2022 are as follows:

	31 March 2023	31 March 2022
Donation expenses	(104,872)	(33,414)
Restructuring expenses	(28,050)	(1,950)
Litigation provision and penalty expenses	(4,925)	(9,329)
Revaluation of fixed asset dismantling, moving and restoration	(3,638)	(4,296)
Discount expenses	—	(54,975)
Supplementary contributions to retailers	—	(1,649)
Other	(28,617)	(14,270)
	(170,102)	(119,883)
12	INVESTMENT INCOME AND EXPENSES

Investment income for the periods ended 31 March 2023 and 2022 are as follows:

	31 March 2023	31 March 2022
Fair value difference of financial investments	427,476	148,569
Interest income on financial investments	45,395	15,249
Foreign exchange gain, net	38,869	75,106
Discount income on consideration in relation to acquisition of BeST	—	38,188
Gain on sales of fixed asset, net	17,662	20,372
Other	4,111	1,699
	533,513	299,183

Investment expenses at the end of the periods 31 March 2023 and 2022 as follows:

	31 March 2023	31 March 2022
Discount expense on consideration in relation to acquisition of BeST	(23,427)	—
	(23,427)	—

Translated into English from the report originally issued in Turkish

30

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13	INVESTMENTS VALUED BY EQUITY METHOD

Joint Ventures and Associates

The net asset amounts corresponding on Group’s shares of the investments valued by equity method in the condensed consolidated statement of financial position are as follows:

a) Joint Ventures

	31 March 2023	31 December 2022
Sofra	4,416	6,421

b) Associates

	31 March 2023	31 December 2022
TOGG	1,124,945	1,116,522

The movement of investments valued by equity method is as follows:

	31 March 2023	31 March 2022
Opening balance	1,122,943	678,584
Shares of profit /(loss) from investments valued by equity method	6,418	(23,443)
Contribution to share capital	—	182,275
Closing balance	1,129,361	837,416

14	INCOME TAXES

Effective tax rates for the three month interim periods ended 31 March 2023 and 2022 20.8%, and 15.4 respectively. On 22 April 2021, a temporary article is added to the Türkiye’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with %20 afterwards. However, with the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, banks, consumer finance companies, factoring and financial leasing companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies The corporate tax rate for pension companies has been permanently increased to 25%, and this change will be valid for returns to be submitted after 1 July 2022.

Translated into English from the report originally issued in Turkish

31

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	REVENUE

Revenue for the periods ended 31 March 2023 and 2022 are as follows:

	Turkcell Türkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Telecommunication services	12,588,033	7,501,810	1,764,083	1,345,631	—	—	—	—	(29,090)	(24,287)	14,323,026	8,823,154
Equipment related revenue	761,681	392,047	43,164	28,756	—	—	999,701	692,002	(512)	(1,209)	1,804,034	1,111,596
Revenue from finance sector operations	—	—	—	—	606,059	352,850	—	—	(48,746)	(23,273)	557,313	329,577
Call center revenue	46,211	18,491	12,131	12,641	—	—	282,902	201,513	(48,218)	(22,618)	293,026	210,027
Other sales revenue	94,787	37,339	49,392	39,594	—	—	405,159	506,051	(250,879)	(362,322)	298,459	220,662
Total	13,490,712	7,949,687	1,868,770	1,426,622	606,059	352,850	1,687,762	1,399,566	(377,445)	(433,709)	17,275,858	10,695,016

Translated into English from the report originally issued in Turkish

32

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	REVENUE (cont’d)
	31 March 2023
	Turkcell Türkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	12,588,033	1,764,083	—	—	(29,090)	14,323,026
- At a point in time	89,582	16,363	—	—	—	105,945
- Over time	12,498,451	1,747,720	—	—	(29,090)	14,217,081
Equipment Related	761,681	43,164	—	999,701	(512)	1,804,034
- At a point in time	670,122	43,164	—	999,701	(512)	1,712,475
- Over time	91,559	—	—	—	—	91,559
Revenue from Finance Sector Operations	—	—	606,059	—	(48,746)	557,313
- At a point in time	—	—	258,391	—	(48,746)	209,645
- Over time	—	—	347,668	—	—	347,668
Call Center	46,211	12,131	—	282,902	(48,218)	293,026
- At a point in time	—	—	—	—	—	—
- Over time	46,211	12,131	—	282,902	(48,218)	293,026
Other	94,787	49,392	—	405,159	(250,879)	298,459
- At a point in time	244	5,636	—	18,731	(259)	24,352
- Over time	94,543	43,756	—	386,428	(250,620)	274,107
Total	13,490,712	1,868,770	606,059	1,687,762	(377,445)	17,275,858
- At a point in time	759,948	65,163	258,391	1,018,432	(49,517)	2,052,417
- Over time	12,730,764	1,803,607	347,668	669,330	(327,928)	15,223,441

	31 March 2022
	Turkcell Türkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	7,501,810	1,345,631	—	—	(24,287)	8,823,154
- At a point in time	70,929	8,472	—	—	—	79,401
- Over time	7,430,881	1,337,159	—	—	(24,287)	8,743,753
Equipment Related	392,047	28,756	—	692,002	(1,209)	1,111,596
- At a point in time	330,312	28,756	—	692,002	(1,209)	1,049,861
- Over time	61,735	—	—	—	—	61,735
Revenue from Finance Sector Operations	—	—	352,850	—	(23,273)	329,577
- At a point in time	—	—	156,723	—	(23,273)	133,450
- Over time	—	—	196,127	—	—	196,127
Call Center	18,491	12,641	—	201,513	(22,618)	210,027
- At a point in time	—	—	—	—	—	—
- Over time	18,491	12,641	—	201,513	(22,618)	210,027
Other	37,339	39,594	—	506,051	(362,322)	220,662
- At a point in time	993	4,015	—	13,329	(989)	17,348
- Over time	36,346	35,579	—	492,722	(361,333)	203,314
Total	7,949,687	1,426,622	352,850	1,399,566	(433,709)	10,695,016
- At a point in time	402,234	41,243	156,723	705,331	(25,471)	1,280,060
- Over time	7,547,453	1,385,379	196,127	694,235	(408,238)	9,414,956

Translated into English from the report originally issued in Turkish

33

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS

The fair value of derivative instruments at 31 March 2023 and 31 December 2022 are as follows:

	31 March 2023		31 December 2022
	Asset	Liability	Asset	Liability
Held for trading	861,236	191,496	794,399	131,074
Derivatives used for hedge accounting	1,191,584	25,374	1,199,843	21,432
Total	2,052,820	216,870	1,994,242	152,506

As of 31 March 2023, short-term derivative assets of TL 2,138,646 also includes a net accrued interest income of TL 85,826 and the short-term derivative liabilities of TL 213,014 also includes a net accrued interest expense of TL 3,856.

As of 31 December 2022, short-term derivative assets of TL 2,032,416 also includes a net accrued interest income of TL 38,174 and the short-term derivative liabilities of TL 150,923 also includes a net accrued interest expense of TL 1,583.

Translated into English from the report originally issued in Turkish

34

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (cont’d)

Derivatives used for hedge accounting

The notional amount and the fair value of derivatives used for hedging contracts at 31 March 2022 and 31 December 2022 are as follows:

	31 March 2023		31 December 2022
	Notional value		Notional value
Currency	in original currency	Fair value	in original currency	Fair value	Maturity date	Hedge ratio
Participating cross currency swap contracts
EUR Contracts	233,600	195,713	233,600	203,017	October 2025	01:01
EUR Contracts	50,711	52,580	50,711	53,612	April 2026	01:01
USD Contracts	165,478	565,952	165,478	560,982	April 2026	01:01
Cross currency swap contracts
RMB Contracts	108,148	265,882	108,148	256,943	April 2026	01:01
Interest rate swap contracts
USD Contracts	120,105	86,083	120,105	103,857	April 2026	01:01

Derivatives used for hedge accounting		1,166,210		1,178,411

Participating cross currency swap contracts amount of EUR 265,628 (2022: EUR 269,624) includes TL 1,237,101 (2022: TL 1,194,300 ) guarantees after the CSA agreement.

Translated into English from the report originally issued in Turkish

35

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (cont’d)

Derivatives held for trading

The notional amount and the fair value of derivative contracts held for trading at 31 March 2023 and 31 December 2022 are as follows:

	31 March 2023			31 December 2022
Currency	Notional value in original currency	Fair value	Maturity date	Notional value in original currency	Fair value	Maturity date
Cross currency swap contracts
USD Contracts	11,000	147,414	November 2025	18,858	243,287	November 2025
RMB Contracts	25,883	59,714	April 2026	25,883	57,482	April 2026
Currency swap contracts
USD Contracts	288,166	232,433	April 2023 - July 2023	377,435	7,673	April 2023 - July 2023
EUR Contracts	12,900	11,582	April 2023	26,900	28,699	April 2023
FX swap contracts
USD Contracts	329,690	(131,467)	April 2023	357,451	(3,980)	April 2023
RMB Contracts	-	-	-	148,422	1,864	January 2023
Participating cross currency swap contracts
USD Contracts	24,750	72,742	November 2025	27,000	75,051	November 2025
EUR Contracts	53,380	274,622	April 2026	53,380	254,040	April 2026
Interest rate swap contracts
USD Contracts	53,380	2,700	April 2026	53,380	(791)	April 2026
Derivatives held for trading		669,740			663,325

Translated into English from the report originally issued in Turkish

36

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	DERIVATIVE INSTRUMENTS (cont’d)

Fair value of derivative instruments and risk management

Fair value:

Hierarchy on the presentation of financial assets and liabilities at their fair values:

The fair values of financial assets and financial liabilities are determined and grouped as Level 1, Level 2, Level 3:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for determine fair value of asset or liability.

The table below provides information on fair value measurement of financial assets and liabilities:

	Fair value level	Valuation technique
a) Participating cross currency swap contracts	Level 3	Pricing models based on discounted cash flows calculated in-line with yield curves
b) Fx swap, currency, interest swap and option contracts	Level 2	Pricing models based on discounted cash flows calculated in-line with observable yield curves
c) Currency forward contracts	Level 2	Pricing models based on forward exchange rates at the reporting date

There were no transfers between fair value hierarchy levels during the year.

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid-ask price range that were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 44,874 lower as of 31 March 2023 (31 December 2022: TL 15,892).

As of 31 March 2023, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

The details of the movement between the opening and closing balances of derivative instruments with level 3 hierarchy are shown in the table below:

Participating cross currency swap contracts

	31 March 2023	31 December 2022
Opening balance	1,146,702	1,049,129
Cash flow effect	(2,886)	(1,124,027)
Total gain/loss
Recognized in profit or loss	17,795	1,221,600
Closing balance	1,161,611	1,146,702

Translated into English from the report originally issued in Turkish

37

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17	BORROWINGS

	31 March 2023	31 December 2022
Bank loans	10,318,247	8,760,854
Short-term unsecured bank loans	9,943,964	8,395,861
Short-term secured bank loans	374,283	364,993

Issued debt instruments	1,580,764	1,124,712

Lease liabilities	1,255,332	873,277

Current portion of long-term borrowings	5,236,243	4,955,284
Current portion of unsecured long-term bank loans	4,739,382	4,474,648
Current portion of secured long-term bank loans	496,861	480,636

Current portion of long-term issued debt instruments	1,046,615	1,007,120

Long-term bank loans	19,240,091	17,945,061
Long-term unsecured bank loans	16,956,803	15,653,822
Long-term secured bank loans	2,283,288	2,291,239

Long-term issued debt instruments	17,672,977	17,006,088

Long-term lease liabilities	2,136,142	2,181,954

	58,486,411	53,854,350

Translated into English from the report originally issued in Turkish

38

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17	BORROWINGS (cont’d)

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on 18 December 2020. As of 31 March 2023, the Company has used USD 4,819 loan on 24 February 2023 with a fixed interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020.  As of 31 March 2023, the Company has used EUR 28,900 loan on 8 February 2023 with interest rate of 6M Euribor+2.29%.

Turkcell Ödeme has issued lease certificates amounting TL 150,000 on 1 February 2023 with the maturity of 3 May 2023 and the Company has issued lease certificates amounting TL 165,000 on 30 March 2023 with the maturity 14 July 2023.

Superonline has issued a new lease certificates on 5 January 2023, amounting TL 100,000 with the maturity of 5 July 2023 after on 3 February 2023 the Company has issued management agreement based a new lease certificates amounting TL 150,000 with the maturity 30 May 2023 and 15 March 2023 the Company has issued lease certificates amounting to TL 200,000 with the maturity 26 July 2023.

Turkcell Finansman has issued on 7 March 2023, debt securities amounting TL 250,000 with the maturity of 5 September 2023.

Translated into English from the report originally issued in Turkish

39

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17	BORROWINGS (cont’d)

The details of loans as of 31 March 2023 and 31 December 2022 are as follows:

			31 March 2023			31 December 2022
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount (TL)	Payment period	Nominal interest rate	Carrying amount (TL)
Unsecured bank borrowings	EUR	Floating	2023-2028	Euribor+2.0%-Euribor+2.3%	14,982,801	2023-2028	Euribor+2.0%-Euribor+2.3%	13,673,783
Unsecured bank borrowings	TL	Fixed	2023-2024	12.2%-27.5%	9,534,198	2023	12.4%-38.0%	7,782,214
Unsecured bank borrowings	USD	Floating	2023-2026	Libor 2.2%	3,984,792	2023-2026	Libor+1.7%-Libor+2.2%	3,982,309
Unsecured bank borrowings	UAH	Fixed	2023-2024	10.0%-21.0%	1,462,216	2023-2024	10.0%-21.0%	1,429,174
Unsecured bank borrowings	RMB	Fixed	2023-2028	5.2%-5.5%	1,300,863	2023-2028	3.7%-5.5%	1,485,067
Unsecured bank borrowings	EUR	Fixed	2023-2024	6.0%	211,054	-	-	-
Unsecured bank borrowings	USD	Fixed	2023-2026	2.6%	164,225	2023-2026	2.6%	171,784
Secured bank borrowings	USD	Fixed	2023-2032	1.5%-3.8%	2,155,995	2023-2032	1.5%-3.8%	2,119,044
Secured bank borrowings	USD	Floating	2023-2028	Libor+0.6% & Libor+1.6%	624,154	2023-2028	Libor+0.6% - Libor+1.6%	652,831
Secured bank borrowings	UAH	Fixed	2023	16.4%-18.2%	374,283	2023	16.4%-19.5%	364,993
Issued debt instruments	USD	Fixed	2023-2028	5.8%	18,719,592	2023-2028	5.80%	18,013,208
Issued debt instruments	TL	Fixed	2023	20.5%-26.0%	1,580,764	2023	20.3%-25.5%	1,124,712
Lease obligations	TL	Fixed	2023-2048	9.8%-45.0%	1,583,658	2023-2048	9.8%-45.0%	1,207,596
Lease obligations	UAH	Fixed	2023-2071	7.6%-47.7%	1,170,332	2023-2071	7.6%-47.7%	1,148,563
Lease obligations	BYN	Fixed	2023-2037	11.5%-20.0%	302,658	2023-2028	11.5%-20.0%	309,259
Lease obligations	EUR	Fixed	2023-2034	1.0%-10.5%	286,532	2023-2034	1.0%-10.3%	309,670
Lease obligations	USD	Fixed	2023-2052	3.9%-11.5%	48,294	2023-2052	3.9%-11.5%	80,143

					58,486,411			53,854,350

Translated into English from the report originally issued in Turkish

40

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Foreign currency risk

Foreign currency risk is the risk arising from the change in the value of any financial instrument depending on the change in the exchange rate. The main foreign currencies are USD, EUR and RMB that consist of the main risk for the Company. As of 31 March 2023, the Group’s exposure to foreign exchange risk, based on notional amounts, is presented at below table.

	31 March 2023
	TL Equivalent	USD	EUR	RMB
1. Trade receivables	1,153,215	32,628	25,407	—
2a. Monetary financial assets (Cash and banks accounts included)	27,101,883	677,967	647,658	234,473
2b. Non-monetary financial assets	—	—	—	—
3. Other	280,618	7,783	6,326	4
4. Current assets (1+2+3)	28,535,716	718,378	679,391	234,477
5. Trade receivables	—	—	—	—
6a. Monetary financial assets	—	—	—	—
6b. Non-monetary financial assets	—	—	—	—
7. Other	1,550	69	11	—
8. Non-current assets (5+6+7)	1,550	69	11	—
9. Total assets (4+8)	28,537,266	718,447	679,402	234,477
10. Trade payables	3,966,450	134,733	20,368	348,036
11. Financial liabilities	6,989,846	144,349	195,163	60,107
12a. Other monetary liabilities	102,655	1,170	3,858	—
12a. Other non-monetary liabilities	—	—	—	—
13. Short-term liabilities (10+11+12)	11,058,951	280,252	219,389	408,143
14. Trade payables	—	—	—	—
15. Financial liabilities	36,725,457	1,197,809	608,481	409,960
16a. Other monetary liabilities	703,022	36,719	—	—
16b. Other non-monetary liabilities	—	—	—	—
17. Long-term liabilities (14+15+16)	37,428,479	1,234,528	608,481	409,960
18. Total liabilities (13+17)	48,487,430	1,514,780	827,870	818,103
19. Net asset/(liability) position of off balance sheet derivative (19a-19b)	11,554,079	899,401	(290,200)	134,031
19a. Derivative assets	18,067,217	899,401	22,900	134,031
19b. Derivative liabilities	6,513,138	—	313,100	—
20. Loans defined as hedging instruments (*)	6,514,318	13,230	300,980	—
21. Net foreign currency asset/(liability) position (9-18+19+20)	(1,881,767)	116,298	(137,688)	(449,595)
22. Net asset/(liability) position of foreign currency monetary items	(1,881,767)	116,298	(137,688)	(449,595)

(*) Turkcell, the parent company of the Group, utilized a loan amounting to EUR 290,008 as a hedging instrument in order to hedge its net investment in subsidiary operating abroad from the foreign exchange risk arising from the translation into Turkish Lira. Foreign exchange gain/loss of this loan is reccognized amoung “net investment hedge gains/losses on a foreign operation” under equity to be deducted from the foreing exchange differences arising from the translation of the net investments in subsidiary operating abroad.

Translated into English from the report originally issued in Turkish

41

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Sensitivity analysis

%10 strengthening/weakening of TL, UAH, BYN and EUR against the following currencies at 31 March 2023 would have increased/(decreased) profit or loss before taxation by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Exchange Rate Sensitivity Analysis Table 31 March 2023
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	222,664	(222,664)	-	-
2- Hedged portion of USD risk (-)	-	-	(24,965)	24,965
3- USD net effect (1+2)	222,664	(222,664)	(24,965)	24,965

4- EUR net asset/liability	(286,420)	286,420	-	-
5- Hedged portion of EUR risk (-)	-	-	(22,824)	22,824
6- EUR net effect (4+5)	(286,420)	286,420	(22,824)	22,824

7- RMB net asset/liability	(124,421)	124,421	-	-
8- Hedged portion of RMB risk (-)	-	-	1,548	(1,548)
9- RMB net effect (4+5)	(124,421)	124,421	1,548	(1,548)
TOTAL (3+6+9)	(188,177)	188,177	(46,241)	46,241

Impairment

Movements in the non-related party short-term and long-term allowance for doubtful receivables, are as follows at 31 March 2023 and 2022:

	Trade Receivables	Other Assets	31 March 2023
Opening balance	620,625	41,409	662,034
Period charge	240,410	(7,734)	232,676
Translation differences	(1,135)	255	(880)
Receivables written off	(223,480)	—	(223,480)
Amounts collected	(49,580)	(5)	(49,585)
Closing balance	586,840	33,925	620,765

	Trade Receivables	Other Assets	31 March 2022
Opening balance	624,263	13,387	637,650
Period charge	99,652	(2,608)	97,044
Translation differences	(4,157)	3	(4,154)
Receivables written off	(73,752)	—	(73,752)
Amounts collected	(48,601)	(354)	(48,955)
Closing balance	597,405	10,428	607,833

Translated into English from the report originally issued in Turkish

42

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Impairment losses (cont’d)

Movement of allowance for doubtful receivables from finance sector operations are as follows at 31 March 2023 and 2022:

	31 March 2023	31 March 2022
Opening balance	89,917	92,094
Provision for impairment recognized during the period	28,956	20,440
Amounts collected	(7,935)	(14,259)
Receivables transferred with a transfer of claim aggrement (*)	20	(6,542)
Closing balance	110,958	91,733

(*)Turkcell Finansman signed a transfer of claim agreement with a debt management Company to transfer some of its doubtful receivables stemming from the years 2016 and 2021, Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for,

Movement of allowance for doubtful contract assets from goods and service contracts are follows at the end of the period 31 March 2023 and 2022:

	31 March 2023	31 March 2022
Opening balance	7,346	6,241
Provision for impairment recognized during the period	(261)	837
Closing balance	7,085	7,078

Fair values:

Hierarchy of financial assets and liabilities that recognized at fair value:

Methods and assumptions used in fair value measurement of derivative instruments are explained in Note 16.

Fair value of cash and cash equivalents and debt securities issued are classified as Level 1 and fair value of other financial assets and liabilities are classified as Level 2.

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature, Fair values of financial assets are presented in Note 18.

Financial liabilities:

As of 31 March 2023 and 31 December 2022; for the majority of the borrowings, the fair values are not materially different from their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	31 March 2023		31 December 2022
	Carrying amount	Fair Value	Carrying amount	Fair Value
Bank loans	24,476,334	22,927,162	22,900,345	21,453,658
Debt securities	18,719,592	17,543,851	18,013,208	16,573,025

Translated into English from the report originally issued in Turkish

43

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS

The details of financial investments as of 31 March 2023 and 31 December 2022 are as follows:

	31 March 2023		31 December 2022
	Short-Term	Long-Term	Short-Term	Long-Term
Financial investments measured by amortized cost	482,066	—	748,665	—
- Time deposits with maturity more than three months	482,066	—	748,665	—
Financial assets measured at fair value through profit or loss	4,620,061	274,707	4,034,897	258,627
- Currency protected time deposit (**)	4,620,061	—	4,034,897	—
- Investment funds (***)	—	274,707	—	258,627
Financial assets measured at fair value through other comprehensive income	—	2,320,416	—	1,850,830
- Debt securities issued (*)	—	2,320,416	—	1,850,830
	5,102,127	2,595,123	4,783,562	2,109,457

(*) Debt securities issued are classified as financial assets at fair value through other comprensive income.

(**) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 110,800 and EUR 83,300 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie, and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

The table of fair value of financial investments as of 31 March 2023 and 31 December 2022 is as follows:

	Fair Value
	31 March 2023	31 December 2022	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	2,320,416	1,850,830	Level 1	Pricing models based on quoted market prices at the end of the reporting period,

Financial assets at fair value through profit or loss	59,958	19,982	Level 1	Pricing models based on quoted market prices at the end of the reporting period,

Financial assets at fair value through profit or loss	4,620,061	4,034,897	Level 2	Forward exchange rates at the balance sheet date

Financial assets at fair value through profit or loss	214,749	238,645	Level 3	Pricing models based on discounted cash flow
Total	7,215,184	6,144,354

Translated into English from the report originally issued in Turkish

44

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS (cont’d)

As of 31 March 2023, the nominal and fair value amounts of financial assets measured at fair value through other comprehensive income are as follows:

Currency	Nominal amount	Fair Value	Maturity
EUR	24,000	488,497	16 February 2026
EUR	14,800	283,688	8 July 2027
EUR	8,700	178,222	31 March 2025
EUR	5,000	104,184	11 April 2023
USD	21,000	402,002	14 July 2023
USD	18,000	319,356	25 March 2027
USD	10,000	193,660	25 January 2023
USD	9,000	174,595	1 August 2026
USD	5,000	98,753	13 November 2025
USD	1,000	19,055	10 August 2024
TL	50,000	58,404	Indefinite
Total financial invesments		2,320,416

As of 31 March 2023, the nominal and fair value amounts of financial assets measured at fair value through profit or loss are as follows:

Currency	Nominal amount	Fair Value	Maturity
TL	949,475	1,274,119	10 May 2023
TL	230,364	306,655	11 May 2023
TL	687,156	850,187	16 August 2023
TL	701,033	876,403	15 August 2023
TL	185,454	230,510	2 October 2023
TL	263,352	332,658	22 February 2024
TL	300,128	391,682	26 February 2024
TL	94,501	119,435	27 February 2024
TL	94,501	120,029	28 February 2024
TL	100,000	118,383	28 August 2023
Total financial investments		4,620,061

Translated into English from the report originally issued in Turkish

45

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS (cont’d)

Following gains and losses were recognized under other comprehensive income during current year:

	31 March 2023	31 March 2022
Gains / (Losses) recognized in other comprehensive income
Gain related to Financial investment	22,884	12,500
Gain related to Financial investment, tax effect	(4,577)	(2,500)
	18,307	10,000

20	CASH AND CASH EQUIVALENTS

As of 31 March 2023 and 31 December 2022 the details of cash and cash equivalents are as follows:

	31 March 2023	31 December 2022

Cash in hand	253	359
Banks
- Demand deposits	2,558,028	2,184,052
- Time deposits	24,787,938	20,100,956
- Receivables from reverse repo	—	3,704,160
Allowance for impairment (-)	(29,575)	(28,853)
Cash and cash equivalents	27,316,644	25,960,674

As of 31 March 2023, the average effective interest rates of TL, USD, EUR and RMB time deposits are 26.6%, 2.2%, 1.7% and 0.3% (31 December 2022: 22.8%, 2.4%, 2.6% and 0.3%) respectively. As of 31 March 2023, average maturity of time deposits is 29 days (31 December 2022: 22 days).

As of 31 March 2023, the net amout of cash and cash equivalents is TL 27,293,321 excluding the interest income accrual amounting to TL 23,323.

21	EXPLANATIONS ON SEASONALITY

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant on mobile communication of the Company’s subscribers due to the changing market dynamics such as ICTA’s interventions in tariffs and increasing competition in the telecommunications sector.

22	SUBSEQUENT EVENTS

As per the decision of the Company’s Board of Directors dated 13 April 2023; it has been decided on the acquisition of the 33.3% share of Sofra by the Company’s 100% owned subsidiary Turkcell Ödeme, which has 33.3% shareholding in it, from Belbim Elektronik Para ve Odeme Hizmetleri A.S., one of the other shareholders of Sofra, for TL 763, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

Translated into English from the report originally issued in Turkish

46

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH INTERIM PERIOD ENDED 31 MARCH 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

22	SUBSEQUENT EVENTS (cont’d)

Upon the Company’s application to the ICTA within the legal period for the extension of the term of the GSM (2G) License Agreement which we have signed with ICTA and is valid until 27 April 2023, the ICTA has informed the Company in writing that a decision has been made to extend of the term of the GSM License Agreement and the usage rights of frequencies allocated to Turkcell in the 900 MHz band until 30 April 2029 in accordance with the “Procedures and Principles for Determining the Term Extension Conditions of the GSM License Agreements and GSM 1800 License Agreement”. In accordance with the relevant procedures and principles, the extension fee has been determined as EUR 120 million (+ EUR 21.6 million VAT). The initial payment which includes the down payment for the extension fee and total amount of value-added tax, amounting to EUR 81.6 million, equivalent of which is TL 1.7 billion, has been paid on 7 April 2023. The remaining amount will be paid in two equal installments amounting to EUR 31.1 million within two years (on 30 April 2024, and 30 April 2025, respectively). Following the payment, it is predicted that the legal approval processes will be completed and amendment contracts for the extension of the GSM License Agreement will be signed.

Under CMB approval taken by The Company on 28 April 2023 for issuance of debt securities to 8,000,000 TL, the Company has issued debt securities on 8 May 2023 amounting TL 330,320 with the maturity 9 August 2023. The remained limit is  TL 7,669,680 from TL 8,000,000 specified total limit.

Turkcell Ödeme has issued lease certificates amounting on 3 May 2023 TL 150,000 with the maturity 2 August 2023.

Translated into English from the report originally issued in Turkish

47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 9, 2023	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 9, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (acting)

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 9, 2023	By:	/s/ Esat Utku Karatay
Name: Esat Utku Karatay Title: Turkcell Group Reporting & Subsidiaries Management Director